Exhibit 4.12

EXECUTION COPY

Dated 10 September 2010

Allied Irish Banks, p.l.c.

and

AIB European Investments Limited

and

AIB Capital Markets, p.l.c.

and

Banco Santander S.A.

SHARE PURCHASE AGREEMENT

relating to shares in Bank Zachodni WBK S.A. and BZ WBK AIB Asset Management S.A.

Warsaw Towers

ul. Sienna 39

7th floor

PL-00-121 Warsaw

Ref L-175281

This Agreement is made on 10 September 2010 between:

(1)	Allied Irish Banks, p.l.c., a company incorporated in Ireland whose registered office is at Bankcentre, Ballsbridge, Dublin 4, Ireland (“AIB”);

(2)	AIB European Investments Limited, a company incorporated in Ireland whose registered office is at Bankcentre, Ballsbridge, Dublin 4, Ireland (“EIL”);

(3)	AIB Capital Markets p.l.c., a company incorporated in Ireland whose registered office is at Bankcentre, Ballsbridge, Dublin 4, Ireland (“AIB Capital Markets”),

(EIL and AIB Capital Markets each a “Seller” and together, the “Sellers”); and

(4)	Banco Santander S.A., a company incorporated in Spain whose registered office is at Paseo de Perenda, 9-12, Santander, Spain (“the Purchaser”),

(each a “Party” and together the “Parties”).

Whereas:

(A)	The Sellers have agreed to sell the Shares (as defined below) and to assume the obligations imposed on the Sellers under this Agreement;

(B)	The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement; and

(C)	As a result of (A) and (B) above the Purchaser shall purchase the Group Companies.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accounts” means the audited accounts of BZ WBK for the twelve month period ended on the Accounts Date;

“Accounts Date” means 31 December 2009;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Parties and signed for identification by the Parties;

“AIB EGM” has the meaning given in Clause 4.1.4;

“AIB Group” means AIB and its subsidiaries from time to time (including EIL but excluding the Group Companies);

“Antimonopoly Approval” means, subject to Clause 4.4: (i) the issuance (or deemed issuance) by the relevant Antimonopoly Office of a decision consenting or not objecting to the purchase by the Purchaser of the Shares, or confirming that such purchase is compatible with applicable Anti Trust Laws; or (ii) the issuance (or deemed issuance) by the Antimonopoly Office of a decision that the purchase by the Purchaser of the Shares is not subject to the Antimonopoly Office’s approval in accordance with the applicable Anti Trust Laws, as the case may be; or (iii) the issuance by an appropriate court (as a result of a complaint filed by the Purchaser against an Antimonopoly Office decision failing to approve the purchase by the Purchaser of the Shares) of a valid and final ruling consenting to the purchase by the Purchaser of the Shares or declaring that such purchase is compatible with applicable Anti Trust Laws, whichever is the later;

“Antimonopoly Office” means the Commission of the European Union or the Polish Office of Competition and Consumer Protection (Polish: Urząd Ochrony Konkurencji i Konsumentów) as the case may be;

“Anti Trust Laws” means (i) Council Regulation No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings, or (ii) to the extent the Commission of the European Union does not have jurisdiction under Council Regulation No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings, all laws, regulations, statutes or statutory provisions which regulate competition between businesses operating in the Republic of Poland or the sale and purchase of such businesses, including the Act of February 16, 2007 on Competition and Consumer Protection (Journal of Laws 2007, No. 50, item 331);

“Asset Management Base Price” has the meaning given in Clause 3.2;

“Aviva TUO” means a general insurance company organized in the form of a joint stock company operating under the business name Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.;

“Aviva TUO Shares” means 2,225 shares of PLN 2,000 each in the share capital of Aviva TUO;

“Aviva TUZ” means a life insurance company organized in the form of a joint stock company operating under the business name Aviva Towarzystwo Ubezpieczeń na Życie S.A.;

“Aviva TUZ Shares” means 4,125 shares of PLN 2,000 each in the share capital of Aviva TUZ, constituting 10 per cent. of the shares in the share capital of Aviva TUZ;

“Broker” means a reputable broker licensed to operate in Poland which has relevant experience, to be appointed in relation to the sale of BZ WBK Shares and the Offer;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Spain, Ireland and Poland;

“BZ WBK” means a bank organized in the form of a joint stock company operating under the business name Bank Zachodni WBK S.A. details of which are set out in Schedule 1;

“BZ WBK AIB Asset Management” means BZ WBK AIB Asset Management S.A. details of which are set out in Schedule 1;

“BZ WBK AIB Asset Management Bank Shares” means 67,500 shares of PLN 100 each in the capital of BZ WBK AIB Asset Management held by BZ WBK, constituting 50 per cent. of the shares in the share capital of BZ WBK AIB Asset Management;

“BZ WBK AIB Asset Management Shares” means 67,500 shares of PLN 100 each in the share capital of BZ WBK AIB Asset Management held by AIB Capital Markets, constituting 50 per cent. of the shares in the share capital of BZ WBK AIB Asset Management;

“BZWBK-Aviva TUO” means a general insurance company organized in the form of a joint stock company operating under the business name BZWBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.;

“BZWBK-Aviva TUO Shares” means 13,500 shares of PLN 1,000 each in the share capital of BZWBK-Aviva TUO, constituting 50 per cent. of the shares in the share capital of BZWBK-Aviva TUO;

“BZWBK-Aviva TUZ” means a life insurance company organized in the form of a joint stock company operating under the business name BZWBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.;

“BZWBK-Aviva TUZ Shares” means 10,875 shares of PLN 1,000 each in the share capital of BZWBK-Aviva TUZ, constituting 50 per cent. of the shares in the share capital of BZWBK-Aviva TUZ;

“BZWBK Finanse” means a limited liability company operating under the business name BZWBK Finanse Sp. z o.o. details of which are set out in Schedule 1;

“BZWBK Finanse Shares” means 21,000 shares of PLN 50 each in the share capital of BZWBK Finanse, constituting 100 per cent. of the shares in the share capital of BZWBK Finanse;

“BZ WBK Material Subsidiaries Shares” means the BZWBK Finanse Shares, Dom Maklerski Shares and BZ WBK AIB Asset Management Bank Shares;

“BZ WBK Price” has the meaning given in Clause 3.1;

“BZ WBK Shares” means 51,413,790 bearer shares of PLN 10 each, held by EIL and constituting 70.36 per cent. of the share capital of BZ WBK;

“Change in Legislation” means:

(i)	the passing of, or any change in, any law, rule, regulation or administrative practice after the date of this Agreement of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement; or

(ii)	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation;

“Closing” means the completion of the sale of the Shares referred to in Clause 7 and Schedule 2 of this Agreement;

“Closing Date” means the date on which Closing takes place;

“Confidentiality Agreement” means the confidentiality agreement dated 26 May 2010 between AIB and the Purchaser pursuant to which AIB made available to the Purchaser certain confidential information relating to the Group;

“Contracts” means the agreements between AIB and each of Northdoor (Ireland) Limited (dated 18 March 2010 for the supply of services) and Fair Isaac International Ltd (dated 31 March 2003 being a licence and maintenance order for the use of the debt manager software made pursuant to Computer Software Licence Agreement dated 16 June 1999 and as amended on 28 March 2006, 22 December 2008 and 10 August 2009);

“CP Fulfilment Date” has the meaning given in Clause 7.1;

“Data Room” means the data room containing documents and information relating to the Group made available by AIB to the Purchaser at Merrill Datasite provided by Merrill Corporation;

“Deed of Guarantee” means the deed of guarantee executed by AIB on the day hereof, whose execution draft constitutes Schedule 9 hereto;

“Directors” means the directors of each of the Sellers from time to time;

“Disclosed” means fairly disclosed to the Purchaser in the Disclosure Letter or Data Room;

“Disclosure Letter” means the letter dated on the same date as this Agreement from each of the Sellers to the Purchaser disclosing information constituting exceptions to the Sellers’ Warranties, details of other matters referred to in this Agreement, and any documents annexed to it;

“Dom Maklerski” means a brokerage house organized in the form of a joint stock company operating under the business name Dom Maklerski BZ WBK S.A. details of which are set out in Schedule 1;

“Dom Maklerski Shares” means 449,734 shares of PLN 100 each in the share capital of Dom Maklerski, constituting 99.78 per cent. of the shares in the share capital of Dom Maklerski;

“Encumbrance” means any claim, floating charge or any other charge, restriction, mortgage, lien, collateral assignment (cesja na zabezpieczenie), civil pledge (zastaw cywilny), registered pledge (zastaw rejestrowy), financial pledge (zastaw finansowy), option, fiduciary transfer of title (przewłaszczenie na zabezpieczenie), equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“First Offer” means the tender offer to be made by the Purchaser for the purchase of the entire issued share capital of BZ WBK pursuant to Article 74.1 of the Law on Public Offerings in accordance with Clause 5.2;

“Group” means the Group Companies, taken as a whole;

“Group Companies” means BZ WBK, BZ WBK AIB Asset Management and the subsidiaries of BZ WBK, the details of which are set out in Part 2 of Schedule 1 and “Group Company” means any one of them;

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement entered into by any Group Company and a member of the AIB Group for the purpose of hedging interest rate, exchange rate or any other risks of any Group Company;

“Intra-Group Indebtedness” means, as of the Closing Date, the aggregate amount of Intra-Group Payables (on the one hand) and the aggregate amount of Intra-Group Receivables (on the other hand);

“Intra-Group Payables” means, in the case of each Group Company, all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, accrued interest and any other outstanding financial liabilities, but excluding liabilities arising from transactions in the ordinary course of business) to the extent owed by the relevant Group Company to a member of the AIB Group as at the close of business on the Closing Date;

“Intra-Group Receivables” means, in the case of each Group Company, all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, accrued interest and any other outstanding financial liabilities, but excluding liabilities arising from transactions in the ordinary course of business) to the extent owed by a member of the AIB Group to a Group Company as at the close of business on the Closing Date;

“KNF” means the Polish Financial Supervision Commission (Polish: Komisja Nadzoru Finansowego);

“KNF BZ WBK Consent” means the approval (or deemed approval) of the KNF to the acquisition by the Purchaser of the BZ WBK Shares pursuant to this Agreement;

“KNF Notifications” mean notifications by the Purchaser to the KNF of its intention to purchase the BZ WBK Shares, the BZ WBK AIB Asset Management Shares, the Dom Maklerski Shares, the TFI Shares, the Aviva TUO Shares, the Aviva TUZ Shares, the BZWBK-Aviva TUO Shares and the BZWBK-Aviva TUZ Shares;

“KNF Subsidiaries and Affiliates Consents” mean the approval (or deemed approval) of the KNF of the purchase, directly or indirectly, by the Purchaser of: (i) the BZ WBK AIB Asset Management Shares; (ii) the Dom Maklerski Shares; (iii) the TFI Shares; (iv) the BZWBK-Aviva TUO Shares; (vi) the BZWBK-Aviva TUZ Shares, (vii) the Aviva TUO Shares, and (viii) the Aviva TUZ Shares (in each case within a certain time period defined by the KNF);

“Law on Public Offerings” means the Polish act on public offerings and the terms and conditions for introducing financial instruments to an organized trading system, and public companies of 29 July 2005 (Journal of Laws of 2009 No. 185 Item 1439) and any applicable secondary legislation;

“Leakage” means:

(i)	any dividend or distribution declared and paid or made by any of the Group Companies to any of the Sellers or any member of the AIB Group;

(ii)	any payments made (including, but not limited to gratuitous or discretionary payment, or management fees) or any assets transferred by any Group Company to any Seller or any member of the AIB Group, other than pursuant to agreements or arrangements on an arm’s length basis and in the ordinary and usual course of business;

(iii)	any liabilities (regardless if contingent, conditional or not) assumed, indemnified or incurred by any Group Company for the benefit of any Seller or any member of the AIB Group, other than pursuant to agreements or arrangements on an arm’s length basis and in the ordinary and usual course of business;

(iv)	any payments made by any Group Company to any member of the AIB Group in respect of any share capital or other securities of any Group Company being issued, redeemed, purchased or repaid, or any other return of capital;

(v)	the waiver by any Group Company of any amount owed to that Group Company by, or of any claims (or parts thereof) or rights of that Group Company against, any Seller or any member of the AIB Group;

(vi)	any Transaction Costs being paid by any Group Company; and

(vii)	any agreement or arrangement by or on behalf of any Group Company to give effect to any of the matters referred to in (i) to (vi) above;

but does not include any Permitted Leakage;

“Liabilities” means all liabilities of every description, whether deriving from contract, common law, statute or otherwise, whether owed or incurred severally or jointly or as principal or surety and “Liability” means any one of them;

“Locked Box Date” means 30 June 2010;

“Long-Stop Date” means the later of: (i) the date falling on the expiry of twelve months from the date of this Agreement, or (ii) such later date as may be agreed by the Parties in writing pursuant to Clause 4.7.2(i);

“Losses” means, in respect of any matter, event or circumstance, all damages, payments, fines, penalties, losses, costs (including reasonable legal costs), expenses (including taxation), disbursements or other liabilities in any case of any nature whatsoever including any irrecoverable VAT payable in relation to any such matter, event or circumstance;

“Material Subsidiaries” means BZ WBK, Dom Maklerski, BZ WBK AIB Asset Management and BZWBK Finanse;

“NDS” means the Polish National Depositary for Securities;

“Offer” means the First Offer or any Subsequent Offer, as applicable;

“Offer Document” means a tender offer document for the purchase of the entire issued share capital of BZ WBK in all material respects in the terms set out in Schedule 10 or as otherwise agreed by the Parties and the Broker, agreement of any Party not to be unreasonably withheld;

“Permitted Leakage” means any matter set out in Schedule 5;

“PLN” means Polish złoty;

“Polish Banking Law” shall mean the Banking Law of 29 August 1997 (Journal of Laws of 2002, no. 72, item 665 as amended);

“Polish Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Poland unless any such day is deemed to be a working day in Poland by the KNF;

“Purchase Price” means the total consideration for the BZ WBK Shares and the BZ WBK Asset Management Shares calculated in accordance with Clauses 3.1 and 3.2, respectively;

“Purchaser’s Group” means the Purchaser and its subsidiaries, its holding company or any fellow subsidiaries from time to time;

“Purchaser’s Lawyers” means DLA Piper Wiater sp.k. and DLA Piper UK LLP;

“Purchaser Observer” means an observer appointed pursuant to Clause 6.4;

“Seller Insurance Policies” means crime liability, professional indemnity/civil liability, directors & officers liability, employment practices liability, terrorism and excess liability insurance policies maintained by AIB under which, immediately prior to the Closing Date, any Group Company is entitled to any benefit, and “Seller Insurance Policy” means any one of them;

“Sellers’ Lawyers” means Linklaters LLP and Linklaters C. Wiśniewski i Wspólnicy sp.k.;

“Sellers’ Warranties” means the warranties given by the Sellers pursuant to Clause 9 and Schedule 3 and “Sellers’ Warranty” means any one of them;

“Shares” means the BZ WBK Shares and BZ WBK AIB Asset Management Shares;

“Split Contracts” means the agreements between AIB and each of Northdoor Plc (dated 30 November 2006 for products and services in relation to Hyperion software) and Novell (contract number 7220721 being a Master Licence Agreement for the use of certain Novell software);

“Subsequent Offer” has the meaning given in Clause 5.12;

“Taxation” or “Tax” means all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, including, without limitation, corporation taxes, income taxes, sales taxes, use taxes, registration, stamp duty and transfer taxes, gross income taxes, value added taxes, social contribution taxes, financial operations taxes, employment taxes, property taxes and withholding taxes and all penalties, fees, charges and interest relating to any matter relating thereto;

“Termination Deed” means the deed between AIB and BZ WBK for the termination of an agreement for the provision of services by AIB, in the Agreed Terms;

“TFI” means an investment fund manager organized in the form of a joint stock company operating under the business name BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. details of which are set out in Schedule 1;

“TFI Shares” means 132,020 shares of PLN 100 each in the capital of TFI, constituting 100 per cent. of the shares in the share capital of TFI;

“Third Party Claim” has the meaning given in Clause 11.5;

“Third Party Consents” means the TSA Third Party Consents and all consents, licences, approvals, permits, authorisations or waivers required from third parties for the novation, assignment or transfer to BZ WBK of any of the Contracts and/or Split Contracts and “Third Party Consent” means any one of them;

“Title Warranties” has the meaning given in Clause 9.3;

“Trading Day” means a day on which trading of shares on the WSE Main Market takes place;

“Transaction Costs” means any costs of any member of the AIB Group relating to the sale of the Shares;

“Transfer Deed” means the deed in the form set out in Schedule 6 regarding the transfer of the title to BZ WBK AIB Asset Management Shares to the Purchaser or to such other member of the Purchaser’s Group as the Purchaser may nominate in writing (subject to the terms of the relevant KNF Subsidiaries and Affiliates Consent), which is to be executed at Closing;

“Transitional Services Agreement” means the agreement in the Agreed Terms relating to the provision of transitional services by the AIB Group to the Group;

“TSA Third Party Consents” means the Third Party Consents as so defined in the Transitional Services Agreement;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and outside the European Union any Taxation levied by reference to added value or sales;

“WSE” means the Warsaw Stock Exchange;

“WSE Main Market” means the main market operated by the WSE;

“€” means Euro; and

“6-Month EURIBOR” means the percentage rate per annum determined by the European Banking Federation for a period of six months, which appears on the relevant Reuters Screen, rounded upwards to four decimal places at approximately 11.00 a.m. (Brussels Time) on the day specified for the determination of an interest rate (or, if such day is not a Business Day, such rate at 11:00 a.m. from the immediately preceding Business Day) and, if no such screen rate is available, a replacement rate or service agreed between AIB and the Purchaser (such agreement not to be unreasonably withheld or delayed) or, in the absence of such agreement, the arithmetic mean of the rates quoted by the principal offices in Brussels of Société Generale, BNP and HSBC as the rate at which the relevant bank could borrow funds in the European interbank market in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

1.2	Shares

References to shares shall include, where relevant, quotas.

1.3	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to persons and companies

References to:

1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company include any company, corporation or any body corporate, wherever incorporated.

1.5	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:

1.5.1	holds at least 50 per cent. of the voting rights in it;

1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.6	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.7	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.9	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.10	Currency Conversion

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

“Conversion Rate” means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:

(i)	for the purposes of Clause 6.1 (The Sellers’ Obligations in Relation to the Conduct of Business), the date of this Agreement;

(ii)	for the purposes of Clause 10 (Limitation of Sellers’ Liability), the date at which the Sellers’ Warranty is expressed to be true and accurate; and

(iii)	for the purposes of Schedule 3 (Warranties given under Clause 9.1), the date at which the Sellers’ Warranty is expressed to be true and accurate.

2	Agreement to Sell the Shares

2.1	On and subject to the terms of this Agreement:

2.1.1	EIL agrees to sell and the Purchaser agrees to purchase, the BZ WBK Shares; and

2.1.2	AIB Capital Markets agrees to sell and the Purchaser agrees to purchase, the BZ WBK AIB Asset Management Shares.

2.2	The Shares shall be sold with full title guarantee free from any Encumbrances and together with all rights and advantages attaching to them as at Closing (including the right to receive any dividends or distributions declared, made or paid on or after Closing).

3	Consideration

3.1	Consideration for the BZ WBK Shares

The total consideration for the purchase of the BZ WBK Shares under this Agreement shall be an amount in cash equal to PLN 11,665,274,813.10 (the “BZ WBK Price”) representing PLN 226.89 per BZ WBK Share.

3.2	Consideration for the BZ WBK AIB Asset Management Shares

The total consideration for the purchase of the BZ WBK AIB Asset Management Shares under this Agreement shall be an amount in cash equal to:

€ 150,000,000 (the “Asset Management Base Price”)	+	{	€ 88,057	X	Number of days from and including the Locked Box Date to and including the Closing Date	}

3.3	Reduction of Purchase Price

If any payment is made by any Seller to the Purchaser in respect of any claim for Leakage or any breach of this Agreement, the payment shall to the extent possible (but not so as to limit the amount payable where not wholly possible), be made by way of adjustment of the consideration paid by the Purchaser for the Shares to which the payment and/or claim relates. If:

(i)	the payment and/or claim relates to the Shares in BZ WBK or BZ WBK AIB Asset Management, it shall be allocated in a manner which reflects the impact of the matter to which the payment and/or claim relates, failing which it shall be allocated rateably to the Shares in BZ WBK and BZ WBK AIB Asset Management by reference to the proportions in which the consideration is allocated in accordance with Clauses 3.1 and 3.2; or

(ii)	the payment and/or claim relates to no particular Shares in either of BZ WBK or BZ WBK AIB Asset Management, it shall be allocated rateably to all the Shares by reference to the proportions in which the consideration is allocated in accordance with Clauses 3.1 and 3.2;

and in each case the Purchase Price shall be reduced by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

Closing of the agreement to sell and purchase the Shares contained in Clause 2 is conditional upon satisfaction or waiver of the following conditions:

4.1.1	the KNF BZ WBK Consent shall have been obtained;

4.1.2	the Antimonopoly Approval shall have been obtained;

4.1.3	each of the KNF Subsidiaries and Affiliates Consents shall have been obtained; and

4.1.4	a resolution to approve the sale of the Shares on the terms of this Agreement shall have been passed at a general meeting of AIB convened for such purpose (the “AIB EGM”).

4.2	Responsibility for Satisfaction

4.2.1	With regard to the conditions set out in Clauses 4.1.1, 4.1.2 and 4.1.3 above:

(i)	subject to Clause 4.5 the Purchaser shall exercise its best endeavours to, and shall take all steps (including agreeing to any disposals of assets or other conditions or undertakings) to fulfil or procure the fulfilment of such conditions as soon as possible after the date of this Agreement;

(ii)	the Purchaser shall, in all cases as soon as practicable, and not later than within 30 Business Days of the date of this Agreement, submit all filings and notifications with the Antimonopoly Office in order to obtain the Antimonopoly Approval and submit all filings and notifications (including the KNF Notifications) with the KNF within 20 Business Days of the date of this Agreement in order to obtain the KNF BZ WBK Consent and the KNF Subsidiaries and Affiliates Consents following consultation with each of the Sellers concerning the drafts of such filings and notifications;

(iii)	each of the Sellers and the Purchaser agree that all requests and enquiries from the Antimonopoly Office or the KNF which relate to the satisfaction of the conditions shall be dealt with by each Seller and the Purchaser in consultation with each other (including the review of draft responses to such requests or inquiries or other communications intended to be filed with the Antimonopoly Office or the KNF) and each Seller and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by the Antimonopoly Office or the KNF;

(iv)	subject to applicable laws relating to the sharing of information, competition or other legal or regulatory restrictions, the Purchaser shall:

(a)	promptly notify each Seller of any communication the Purchaser receives from the Antimonopoly Office or the KNF in relation to this Agreement and the transaction contemplated in this Agreement; and

(b)	provide each Seller with copies of all correspondence, filings or communications between the Purchaser or any of its representatives, on the one hand, and the Antimonopoly Office or the KNF, as the case may be, or members of its staff, on the other hand, relating to this Agreement and the transaction contemplated in this Agreement (save that commercially sensitive information contained in any such draft or final communication may be redacted or provided to the Sellers’ Lawyers on an external counsel basis only).

4.2.2	Each Seller and the Purchaser undertakes to use their reasonable endeavours to obtain any other consents and approvals and make any other notifications that may be required in connection with the transaction contemplated in this Agreement.

4.3	Status of satisfaction of the conditions

The Parties shall keep each other reasonably informed as to the progress towards the satisfaction of the conditions and any problems experienced or foreseeable with respect to the satisfaction of them.

4.4	Conditional grant of Antimonopoly Approval

4.4.1	For the purposes of this Agreement, if the Antimonopoly Office has not issued a decision granting (or refusing or denying to grant) the Antimonopoly Approval, the condition set out at Clause 4.1.2 shall be deemed to have been satisfied on the expiration of the period set out in applicable Anti Trust Laws, if any, in which the Antimonopoly Office is empowered to issue a decision granting (or refusing or denying to grant) the Antimonopoly Approval.

4.4.2	In the event that the Antimonopoly Office issues a decision granting the Antimonopoly Approval conditionally on the Purchaser effecting or undertaking certain actions, such decision shall be treated for the purposes hereof as being granted.

4.5	Conditional grant and commitments requested in connection with the grant of KNF BZ WBK Consent and KNF Subsidiaries and Affiliates Consents

4.5.1	For the purposes of this Agreement, if the KNF has not issued a decision granting (or refusing or denying to grant) the KNF BZ WBK Consent and the KNF Subsidiaries and Affiliates Consents, the conditions set out at Clause 4.1.1 and/or 4.1.3 (as the case may be) shall be deemed to have been satisfied on the expiry of either (as the case may be): (i) the 60 Business Days period specified in the applicable law as the period within which the KNF may grant or refuse to grant the relevant consent; or (ii) any other extended period specified in the applicable law as an extended period within which the KNF may grant or refuse to grant the relevant consent (including but not limited to extended periods as a result of the suspension of proceedings by the KNF or the posing of additional questions by the KNF).

4.5.2

If the KNF issues a decision granting the KNF BZ WBK Consent and/or the KNF Subsidiaries and Affiliates Consents conditionally upon the Purchaser effecting or undertaking certain actions, or requests that the Purchaser undertakes commitments in connection with the grant of the KNF BZ WBK Consent and/or the KNF Subsidiaries and Affiliates Consents, the Purchaser shall subject to Clause 4.5.3 and Clause 4.5.4 promptly accept such conditions or commitments and in any event such decision shall be treated for the purposes hereof as being granted on the date of issue of such decision or the 10th Business Day after the date of such request (as applicable).

4.5.3	The Purchaser shall not be obliged to accept any condition or commitment requested by the KNF as referred to in Clause 4.5.2 if such condition or commitment,

EITHER

(i)	would go further than requiring the Purchaser to maintain arrangements or requirements currently applicable to BZ WBK (or the AIB Group in relation to BZ WBK), in each case to an extent which would be material in the context of the transaction contemplated by this Agreement; or

(ii)	would go further than requiring the Purchaser to procure that the current scope and size of operations of BZ WBK are maintained or that certain financial indicators (including but not limited to capital adequacy or liquidity ratios) are maintained at or about the levels as at the date of this Agreement, in each case to an extent which would be material in the context of the transaction contemplated by this Agreement; or

(iii)	would require BZ WBK or any Group Company to make changes to its business or organisation, in each case to an extent which would be material in the context of the transaction contemplated by this Agreement;

AND

(iv)	would materially and adversely affect the financial returns generated by the Group; and

(v)	would not be consistent (in a material respect) with any conditions or commitments previously accepted by the Purchaser or any of its subsidiaries in relation to its business in Poland; and

(vi)	would be materially different (in terms of type or scale) to conditions or commitments which either have already been imposed on any other material bank incorporated or operating in Poland (or on the shareholders of any such bank in relation to it) or which reflect the current policy of the KNF.

4.5.4	In the event that the Purchaser proposes to exercise its right pursuant to Clause 4.5.3 not to accept a condition or commitment requested by the KNF, the Purchaser shall provide to the Sellers full details of such condition or commitment and the Sellers acknowledge and undertake that any such information is being provided to them solely for the purpose of enabling them to evaluate the circumstances in which the Purchaser is proposing not to accept such condition or commitment, and Clause 14.2 shall apply in respect of any such information.

4.5.5

If the Purchaser is not, in accordance with Clause 4.5.3, obliged to accept a condition or commitment requested by the KNF and elects not to accept any such condition or commitment requested of it, it shall be obliged to pay to the Sellers, on the 5th Business Day after the KNF’s decision or request, €7,500,000 in consideration of the Sellers incurring costs and expenses in connection with the transaction set out in this Agreement and the relevant condition in Clause 4.1 shall be deemed not to be satisfied and Clause 4.7.2 shall apply.

4.6	Each Seller shall notify the KNF of its intention to sell the BZ WBK Shares or the BZ WBK AIB Asset Management Shares (as applicable) not later than 10 Business Days after the relevant Seller is notified by the Purchaser that the relevant KNF Notifications were duly filed with the KNF.

4.7	Non-satisfaction/Waiver of Conditions

4.7.1	The Parties may at any time together waive in whole or in part and conditionally or unconditionally any of the conditions set out in Clause 4.1, by agreement executed in writing.

4.7.2	If any of the conditions in Clause 4.1 are not satisfied (including as a result of a refusal or deemed refusal of any relevant body to grant any consent or approval required for the satisfaction of any condition referred to in Clauses 4.1.1, 4.1.2 or 4.1.3 in circumstances where either there is no intention to challenge such refusal or deemed refusal or no actual challenge within a reasonable time or where, in the opinion of any Party acting reasonably, there is no reasonable prospect of such refusal or deemed refusal being successfully challenged) or waived on or before the Long-Stop Date:

(i)	the Parties may agree in writing to proceed to Closing to the extent reasonably practicable and to fix a new Long-Stop Date (not being more than 90 Business Days after the original Long-Stop Date) in which case the provisions of this Agreement shall apply as if that other date was the Long-Stop Date; or

(ii)	the Purchaser or any Seller may, in its sole discretion, terminate the Agreement and no Party shall have any claim against any other under it, save for any claim arising from breach of any obligation contained in Clause 4.2, 4.5.4, 4.5.5 or 4.8.2. Termination shall be without prejudice to this Clause 4.7.2(ii) and Clauses 4.9 (but only in circumstances where this Agreement is terminated in accordance with Clause 4.8.2), 6.3.2(ii), 14, 15.5, 15.9 to 15.12 and 15.14 to 15.19, which shall stay in full force and effect.

4.8	AIB shareholder approval

4.8.1	With regard to the condition set out in Clause 4.1.4, AIB shall use its best endeavours to ensure satisfaction of the condition as soon as reasonably practicable after the date of this Agreement with the intention that the AIB EGM shall be held within seven weeks of this Agreement. The directors of AIB shall recommend to shareholders of AIB to vote in favour of a resolution to approve the sale of the Shares to the Purchaser at the AIB EGM and such recommendation shall be maintained.

4.8.2

If the condition set out in Clause 4.1.4 has not been satisfied because the AIB EGM has voted against a resolution to approve the sale of the Shares or such a general meeting has not been held by the Long-Stop Date, the Purchaser shall be entitled, by notice in writing to the Sellers, to terminate this Agreement. On the 10th Business Day following receipt of such notice EIL shall pay to the Purchaser €7,500,000 in consideration of the Purchaser incurring costs and expenses in connection with the transaction set out in this Agreement.

4.8.3

The Purchaser acknowledges that if it exercises its right to terminate in accordance with Clause 4.8.2 above, it shall have no further right of recourse or redress against AIB or the Sellers under or in connection with this Agreement save in respect of Clause 4.9 and Clause 6.3.2(ii) which shall survive termination.

Termination shall also be without prejudice to this Clause 4.8.3, Clauses 14, 15.5, 15.9 to 15.12 and 15.14 to 15.19 which shall stay in full force and effect.

4.9	Exclusivity and Non-Solicitation

4.9.1	In consideration of the Purchaser’s commitment of time and personnel for the purpose of the transaction set out in this Agreement, each of the Sellers undertakes that they and the members of the AIB Group and their respective directors, officers and employees, until the date falling seven months after the AIB EGM, shall not:

(i)	directly or indirectly, solicit or otherwise seek to procure that any person shall submit a proposal to the Sellers with a view to any transaction taking place with any person other than the Purchaser or any person or persons connected with the Purchaser, under which such person, directly or indirectly, acquires or agrees to acquire (in one transaction or a series of transactions) the BZ WBK Shares and/or the BZ WBK AIB Asset Management Shares; and/or

(ii)	solicit, enter into, continue or consummate discussions and/or negotiations with any person other than the Purchaser or any person or persons connected with the Purchaser with a view to such a transaction taking place and shall reject any approach from such a person made with a view to such a transaction taking place.

5	Tender Offer for 100 per cent. of shares of BZ WBK

Announcement

5.1	Immediately prior to the date of announcement of the First Offer pursuant to Clause 5.2, the Purchaser shall submit a cash deposit or irrevocable unconditional bank guarantee to the Broker of a value of no less than the value of shares of BZ WBK subject to the Offer.

5.2

As soon as practicable after the date of this Agreement but no later than the 20th Business Day following the date of this Agreement the Purchaser shall announce a tender offer for the entire issued share capital of BZ WBK and shall procure that the Broker submit the Offer Document with the KNF and the WSE, notify the Polska Agencja Prasowa and take all other actions as may be required under the Law on Public Offerings and applicable law in order to procure that the First Offer is validly announced and capable of acceptance by all shareholders of BZ WBK on the terms set out in the Offer Document and this Agreement.

Offer terms

5.3	The First Offer shall:

5.3.1	be conditional only on Antimonopoly Approval and KNF BZ WBK Consent and KNF Subsidiaries and Affiliates Consents being obtained; and

5.3.2	state that the minimum level of acceptances shall be 70 per cent. of all shares of BZ WBK.

5.4	The price to be offered to EIL for the BZ WBK Shares in the First Offer shall be calculated in accordance with Clause 3.1.

5.5	The price to be offered to shareholders of BZ WBK other than EIL in the First Offer for their shares in BZ WKB will be calculated in accordance with the Law on Public Offerings. For the avoidance of doubt, the Sellers acknowledge and agree that, in the event that the Purchaser is required or chooses to make any increase in the price at which it offers to acquire BZ WBK shares in connection with the Offer, EIL shall not be entitled to any such increase and the BZ WBK Price will not change.

5.6	The First Offer shall be payable in cash.

5.7

The First Offer shall be open for acceptance from the 36th Polish Business Day after its notification to the KNF and WSE for no less than 70 subsequent calendar days and in all other respects shall be made in compliance with the Law on Public Offerings and the terms set out in the Offer Document and this Agreement.

5.8

The First Offer shall state that interim settlement (Polish: zawarcie transakcji) of the purchase of any shares in BZ WBK will be possible on every 5th Polish Business Day commencing 60 calendar days after the First Offer acceptance period commences, subject to EIL having accepted the First Offer at that time.

Purchaser’s obligations in relation to Offers

5.9	The Purchaser will not change the terms of or withdraw any Offer without the prior consent in writing of EIL and shall at all times comply with the requirements of the Law on Public Offerings and other applicable law in relation to the Offer.

5.10

Until the CP Fulfilment Date or this Agreement terminates in accordance with its terms, the Purchaser will maintain the Offer open for acceptance by EIL for the maximum period possible in accordance with the Law on Public Offerings and in particular, will apply for the longest possible extensions of the acceptance period as are available. When applying for any extension of the Offer acceptance period, the Purchaser shall state that interim settlement (Polish: zawarcie transakcji) of the purchase of shares in BZ WBK will be possible on each 5th Polish Business Day commencing on the 5th Polish Business Day of the extended period subject to EIL having accepted the Offer at that time.

5.11	The Purchaser undertakes to provide AIB and EIL with reasonable prior notice of, and reasonable opportunity to:

5.11.1	participate in any meetings or telephone calls it may have with the KNF or WSE and shall keep AIB and EIL informed of any discussions it has with the KNF or WSE; and

5.11.2	review and comment on any written submission to be made to the KNF or the WSE,

insofar as such meetings, telephone calls or written submissions relate to an Offer or the transaction described in this Agreement.

Lapse, resubmission

5.12	If as a result of any event or omission, the Offer lapses or is withdrawn or becomes incapable of acceptance by EIL before its acceptance by EIL, the Purchaser shall, on the first Polish Business Day after such event or omission, announce a new tender offer for the entire issued share capital of BZ WBK (a “Subsequent Offer”), on the same terms and conditions as the Offer, except that:

5.12.1

the Subsequent Offer shall state that interim settlement (Polish: zawarcie transakcji) of the transfer of any shares in BZ WBK will be possible, subject to EIL having accepted the Offer at that date, on each 5th Polish Business Day commencing on the 5th Polish Business Day after the Offer acceptance period commences subject to EIL having accepted the Offer at that time; and

5.12.2	the Subsequent Offer shall become open for acceptances no more than 14 Polish Business Days after it is notified to the KNF and WSE.

5.13	The Purchaser shall be obliged to announce such number of Subsequent Offers as may be required to fulfil its obligations under Clause 5.12.

5.14	The obligations of the Purchaser in relation to the First Offer shall apply equally in relation to any Subsequent Offer.

5.15	The Purchaser agrees to indemnify, on an after Tax basis, the Sellers and AIB and keep the Sellers and AIB indemnified, on an after Tax basis, against all Losses, liabilities, reasonable costs (including without limitation legal costs) and expenses, charges, actions, proceedings, claims and demands which the Sellers and AIB may suffer through or arising from any breach by the Purchaser of its obligations under this Clause 5.

5.16	The Parties agree that if there is any inconsistency between the terms of this Agreement and any Offer, the terms of this Agreement shall prevail.

5.17	The Sellers will take reasonable steps to facilitate the provision by the management board of BZ WBK of an opinion in respect of the Offer pursuant to the Law on Public Offerings, including explaining why the Sellers are in favour of the Offer and being available to discuss the Offer with the management board.

6	Pre-Closing

6.1	The Sellers’ Obligations in Relation to the Conduct of Business

6.1.1	The Sellers undertake to procure that between the date of this Agreement and Closing each Material Subsidiary shall carry on its business in the ordinary and usual course in all material respects as carried on prior to the date of this Agreement, save in so far as agreed in writing by the Purchaser, such consent not to be unreasonably withheld or delayed (including in relation to the preservation and protection of its business and assets; the management of risk; the operation of its systems, controls and operating procedures; the overseeing and implementation of its investment, gearing and funding operations and activities; the development and marketing of its products; the application and development of its credit policies and controls; and the operation of its IT and communications systems).

6.1.2	EIL undertakes to procure that, between the date of this Agreement and Closing, the relevant body of any Material Subsidiary shall not, outside the ordinary course, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) adopt any resolutions granting consent to:

(i)	enter into any agreement or incur any commitment involving any capital expenditure in excess of €7,500,000 (exclusive of VAT) in respect of any individual commitment or in excess of €30,000,000 in aggregate;

(ii)	create, or agree to create, any Encumbrance over any fixed asset of a Material Subsidiary of a value exceeding €7,500,000; or

(iii)	cease to conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;

(iv)	acquire or dispose of, or agree to acquire or dispose of, any material asset, involving consideration in excess of €7,500,000, exclusive of VAT;

(v)	amend or terminate any equity joint venture agreement or other binding agreement to which it is a party with a contractual value in excess of €10,000,000;

(vi)	commence any litigation or arbitration or compromise, settle, release or discharge litigation or arbitration proceedings or any claim, action, demand or dispute or waive any right in relation to litigation or arbitration proceedings, in each case where the sum involved exceeds €3,000,000;

(vii)	cancel or fail to renew by the due date the insurance policies in force at the date of this Agreement where such action would have a material adverse effect on the Group;

(viii)	the issue of any bonds or other debt capital;

(ix)	any significant departures from, or additions to, the policies or procedures currently applied to risk management, the investment of the Group’s assets or treasury management, in each case where the effect of such approval might reasonably be expected to be material in the context of the Group taken as a whole;

(x)	the grant of any guarantee in respect of the obligations of any person other than any Group Company;

(xi)	any material increase in the remuneration of any senior employee earning a base salary in excess of €200,000 per annum or of any group of employees, save in each case for increases materially consistent with the previous practice of the Group; or

(xii)	the launch or establishment of any material new pension, bonus or incentive plan in respect of the Group’s employees,

provided that EIL shall not be obliged to undertake or not to undertake any action:

(i)	contrary to requirements of any law or regulation or non binding guidance, request, or recommendations from the KNF;

(ii)	in respect of any obligation entered into prior to the date of this Agreement which was Disclosed;

(iii)	reasonably undertaken or not undertaken by any Group Company in an emergency or disaster situation of a natural or physical nature with the intention of minimising any adverse effect thereof (and of which the Purchaser will be promptly notified); or

(iv)	which could result in a member of the relevant body acting to the detriment of such Group Company or otherwise compromise his or her fiduciary duties to such Group Company.

6.1.3	Each of EIL and AIB Capital Markets undertakes to procure that, between the date of this Agreement and Closing, neither BZ WBK and its subsidiaries nor BZ WBK AIB

Asset Management or its subsidiaries (respectively) enter into any agreement, contract, transaction or arrangement with any company from the AIB Group, other than agreements entered into on an arm’s-length basis in the ordinary course of business.

6.1.4	The Sellers shall procure that both before and after Closing no member of the AIB Group shall amend the terms of any Hedging Agreement to allow termination or payment before the date of termination or payment in accordance with its terms without the prior consent of the Purchaser, not to be unreasonably withheld.

6.2	AIB Capital Markets undertakes not to vote at any shareholders’ meeting of BZ WBK AIB Asset Management and EIL undertakes not to vote at any shareholders’ meeting of BZ WBK, in each case, between the date of this Agreement and Closing, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld), in favour of any shareholders’ resolution approving, outside the ordinary course, the:

6.2.1	creation, allotment or issue, or grant of an option to subscribe for, any share capital other than in favour of a Group Company;

6.2.2	repayment, redemption or repurchase of any share capital other than to or from a Group Company;

6.2.3	reclassification of any shares or reduction of its share capital or repurchase of any shares other than in favour of a Group Company (as applicable);

6.2.4	merger with another company or demerger with any other entity, including merger or demerger with other Group Company;

6.2.5	initiation of insolvency or bankruptcy proceedings or liquidation of any Material Subsidiary;

6.2.6	disposal of or creation of any Encumbrance over shares in any Material Subsidiary;

6.2.7	acquisition (whether directly or indirectly) of any shares in BZ WBK; or

6.2.8	delisting of BZ WBK from the Warsaw Stock Exchange,

of, by or in relation to BZ WBK or BZ WBK Asset Management, as applicable.

6.3	Other Sellers’ Obligations Prior to Closing

6.3.1	Each of the Sellers shall use its reasonable endeavours to facilitate contact and, if requested by the Purchaser, to procure discussions and/or meetings between the Purchaser on the one hand and BZ WBK and BZ WBK AIB Asset Management (respectively) on the other hand in order for the Purchaser to discuss any post-Closing integration plans or other issues which the Purchaser may wish to raise with the management of BZ WBK or BZ WBK AIB Asset Management.

6.3.2	Each of the Sellers further undertakes that:

(i)	until the date of the AIB EGM, it shall not and shall procure that no member of the AIB Group shall enter into any binding agreement for the sale, transfer or disposal of the Shares;

(ii)	if the resolution proposed at the AIB EGM is not passed, it shall not and shall procure that no member of the AIB Group shall enter into any binding agreement for the sale, transfer or disposal of the Shares for a period of seven months from the date of such general meeting; and

(iii)	if the resolution proposed at the AIB EGM is passed, it shall not and shall procure that no member of the AIB Group shall enter into any binding agreement for the sale, transfer or disposal of the Shares for the period until the earlier of Closing or termination of this Agreement.

6.4	Observers

6.4.1	The Parties agree that within the period starting immediately after the date of this Agreement and ending on the Closing Date the Purchaser shall be authorized to appoint one Purchaser Observer (who shall be a senior representative of the Purchaser’s Group) to each of the supervisory board and the management board of BZ WBK, provided that no Purchaser Observers shall be appointed or continue in their appointment if such appointment would contravene applicable law or regulation or where any regulatory body including the KNF or Antimonopoly Office, has raised any concern or objection in respect of such appointment.

6.4.2	The Purchaser Observer shall be appointed and removed by the Purchaser at its sole discretion and notified to the Sellers in writing with 5 Business Days prior notice of such appointment or removal, such appointment or removal to be effective towards the Sellers, following notification to the Sellers.

6.4.3	Without prejudice to Clause 6.4.5 below, the Purchaser Observer shall be entitled to attend all meetings of the supervisory board and management board of BZ WBK, and shall be given prior notice of such meetings together with all appropriate notices, agendas and board papers as given to supervisory board or management board members subject to Clause 6.5.

6.4.4	The Purchaser confirms and the Sellers acknowledge that:

(i)	neither the appointment of a Purchaser Observer nor the giving of any information by such Purchaser Observer to BZ WBK is to be taken as constituting the giving of investment, business or legal advice, binding instruction or recommendation by the Purchaser or the Purchaser Observer or is to be treated as constituting the Purchaser Observer a supervisory board or management board member of BZ WBK; and

(ii)	the Parties do not and will not expect the Purchaser Observer to owe to BZ WBK any duties or responsibilities as a supervisory board or management board member.

6.4.5	If at any time there is a matter to be discussed at the supervisory board or management board meeting which the Sellers or BZ WBK acting reasonably consider to be a sensitive matter (including any inside information, a banking secrecy, an anti-trust or a competition matter), the Purchaser Observer, upon being notified of the general nature of the issue, may be asked not to attend or to leave such meeting or the relevant part thereof and the Sellers shall procure that he/she complies with such request.

6.5	Provision of information to Observers

The Sellers undertake to the Purchaser that the Purchaser Observer shall, subject to applicable law, receive such materials in relation to supervisory board and management board meetings of BZ WBK as provided to other supervisory board and management board members unless and to the extent only that the materials relate to a matter of the type referred to in Clause 6.4.5.

6.6	Split Contracts

The Parties acknowledge and agree that the Split Contracts do not relate exclusively to BZ WBK and that the assignment or novation of the whole of such Split Contracts from AIB to the Purchaser will not be possible. Accordingly, as soon as practicable from the date of this Agreement AIB and the Purchaser shall, in good faith, use reasonable endeavours to procure that the Split Contracts are divided without cost to BZ WBK resulting from such split such that the portion of the relevant Split Contract relating to BZ WBK can be transferred to BZ WBK.

6.7	Conduct relating to Transitional Services prior to Closing

AIB shall procure that any IT and Ops systems services that have been provided to BZ WBK in the 12-month period prior to the Commencement Date (each as defined in the Transitional Services Agreement) or any replacements to such services implemented by AIB continue to be provided from the date of this Agreement until the Commencement Date (as defined in the Transitional Services Agreement) at the same level of service and without material variation in respect of the cost of such services to BZ WBK, whether pursuant to the Existing Intra-Group Agreements, or otherwise.

7	Closing

7.1	Closing

On the first Polish Business Day following fulfilment or waiver of the conditions set out in Clause 4.1 (the “CP Fulfilment Date”) EIL shall accept the Offer in relation to the BZ WBK Shares, in accordance with the Offer terms, unless the relevant Offer is not open for acceptance at such date, in which case EIL shall accept such Offer in relation to the BZ WBK Shares on the first possible Polish Business Day that the Offer is open for acceptance.

7.2	Closing Date

Closing shall take place on the earliest possible date after acceptance of the Offer by EIL pursuant to Clause 7.1 and in any event no later than:

7.2.1	the 12th Polish Business Day after the CP Fulfilment Date if the First Offer has been accepted by EIL; or

7.2.2	the 22nd Polish Business Day after the CP Fulfilment Date in any other case.

Promptly after acceptance of the Offer by EIL pursuant to Clause 7.1, the Sellers and the Purchaser shall in good faith consult with the Broker for the purpose of agreeing the earliest possible date Closing may occur (having regard to the terms of the Offer and the rules of settlement of the WSE and NDS and this Clause) and the Purchaser shall instruct the Broker to take such steps as may be required to effect Closing on such date. In any event, the last possible date for Closing shall be determined in accordance with Clauses 7.2.1 and 7.2.2.

7.3	Closing Events

Immediately prior to and on the date scheduled for Closing in accordance with Clause 7.2 each Seller and the Purchaser shall comply with their respective obligations specified in Schedule 2. The Sellers may jointly waive some or all of the obligations of the Purchaser as set out in Schedule 2 and the Purchaser may waive some or all of the obligations of any Seller as set out in Schedule 2.

7.4	Payment on Closing

On Closing the Purchaser shall pay or procure the payment by the Broker in cash to the Sellers the consideration due under Clause 3.1 and Clause 3.2.

7.5	Repayment of Intra Group Indebtedness

7.5.1	Not later than five Business Days prior to the Closing Date, AIB shall provide a pay off letter to the Purchaser indicating the total amount of the Intra Group Indebtedness which will be owing as at Closing and shall specify the relevant debtor, creditor and currency of each Intra Group Payable and Intra Group Receivable.

7.5.2	At Closing:

(i)	the Purchaser shall procure that each relevant Group Company repays to the relevant member of the AIB Group the amount of any Intra-Group Payables; and

(ii)	AIB shall procure that each relevant member of the AIB Group repays to the relevant Group Company the amount of any Intra-Group Receivables.

Such payments shall be made together with interest accrued and in the currency in which the relevant debt is denominated.

7.6	Breach of Closing Obligations

If any Seller or the Purchaser fails to comply with any of their respective material obligations in Clauses 7.3, 7.4, 7.5 or Schedule 2, the Purchaser, in the case of non-compliance or breach by any Seller, or the Sellers jointly, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other to:

7.6.1	effect Closing so far as practicable having regard to the defaults which have occurred; or

7.6.2	fix a new date for Closing (not being more than 10 Business Days after the agreed date for Closing); or

7.6.3	terminate this Agreement;

and if Closing is deferred pursuant to the provisions of Clause 7.6.2, the provisions of Clause 7.5.1 and Schedule 2 shall apply to Closing so deferred but provided such deferral may only occur once.

8	Leakage

8.1	Warranty and Undertaking

AIB:

8.1.1	warrants to the Purchaser that there has been no Leakage from any Group Company between the Locked Box Date and the date of this Agreement; and

8.1.2	undertakes to procure that there will be no Leakage from any Group Company between the date of this Agreement and the Closing Date;

provided that in the event that Closing does not occur AIB shall have no liability to the Purchaser under Clause 8.1.1 or 8.1.2.

8.2	Leakage Adjustment

In the event of any Leakage between the Locked Box Date and the Closing Date, AIB shall pay to BZ BWK or BZ WBK AIB Asset Management, as the case may be, or any Group Company as the Purchaser directs, an amount in cash equal to such Leakage on or after the Closing Date. Clauses 10 and 11 shall not apply to this Clause 8.

8.3	Notification of Leakage

Notwithstanding Clauses 8.1 and 8.2, the Sellers shall notify the Purchaser as soon as practicable upon becoming aware that any Leakage has occurred or is likely to occur between the Locked Box Date and Closing.

8.4	If any dividend is declared by any of the Group Companies prior to Closing, by reference to a record date prior to Closing, and such dividend is paid after Closing to any member of the AIB Group, Clause 8.2 shall apply to such payment as if it were “Leakage” that had occurred before the Closing Date. Payment of such amount under Clause 8.2 shall satisfy any obligation of the Sellers to account to the Purchaser in respect of such dividend as a consequence of the terms of Clause 2.2 (and vice versa).

9	Warranties

9.1	The Sellers’ Warranties

9.1.1	AIB Capital Markets warrants to the Purchaser that the statements set out in Part (A) of Schedule 3 are true and accurate as of the date of this Agreement.

9.1.2	EIL warrants to the Purchaser that the statements set out in Part (B) of Schedule 3 are true and accurate as of the date of this Agreement.

9.1.3	The Sellers do not give or make any warranty or representation as to the accuracy of the forecasts, estimates, projections or statements of intent provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement, including in the information memorandum provided to the Purchaser on 28 May 2010.

9.2	Sellers’ Disclosures

9.2.1	The Sellers’ Warranties are subject to any matter which is described in this Agreement or Disclosed in the Disclosure Letter.

9.2.2	The Sellers shall, within 20 Business Days of the date of this Agreement, prepare an index of the documents referred to under the heading ‘Credit File Documents’ in the Disclosure Letter and the Parties shall, within 5 Business Days thereafter, meet to seek, in good faith and acting reasonably, to agree that index. Once such index has been agreed, the documents referred to in such index shall be deemed to form part of the Disclosure Letter.

9.3	Updating of the Sellers’ Warranties to Closing

Subject to Clause 9.2, each Seller further warrants to the Purchaser that the relevant Sellers’ Warranties it is stated to make in paragraphs 1.1.1 to 1.1.5 of Part (A) and paragraphs 1.1.1 to 1.1.6 of Part (B) of Schedule 3 (together, the “Title Warranties”) will be true and accurate at Closing as if they had been repeated at Closing.

9.4	The Purchaser’s Warranties

9.4.1	The Purchaser warrants to each Seller that the statements set out in Schedule 4 are true and accurate as of the date of this Agreement.

9.4.2	The Purchaser further warrants to each Seller that the warranties set out in Schedule 4 will be true and accurate at Closing as if they had been repeated at Closing.

10	Limitation of Sellers’ Liability

10.1	Time Limitation for Claims

10.1.1	Subject to Clause 10.1.2, no Seller shall be liable under this Agreement in respect of any claim in respect of any breach of the Sellers’ Warranties (excluding the Title Warranties and the warranty contained in paragraph 6 of Part B of Schedule 3) or under Clauses 6.1 and 6.2 (each a “Relevant Claim”), unless a notice of the Relevant Claim is given by the Purchaser to both Sellers specifying the matters set out in Clause 11.2 within one year following Closing or, if the Relevant Claim relates to Tax, within six years and 6 months following Closing.

10.1.2	No Seller shall be liable under this Agreement in respect of any claim for breach of the Title Warranties unless a notice of the claim is given by the Purchaser to both Sellers specifying the matters set out in Clause 11.2 within three years following Closing.

10.2	Minimum Claims and Aggregate Minimum Claims

10.2.1	EIL and AIB Capital Markets shall not be liable under this Agreement in respect of any individual Relevant Claim (or a series of Relevant Claims arising from substantially identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 10.2) in respect of any such claim or series of claims does not exceed €5,000,000.

10.2.2	EIL and AIB Capital Markets shall not be liable under this Agreement in respect of any Relevant Claim unless the aggregate amount of all Relevant Claims for which such Seller would otherwise be liable under this Agreement (disregarding the provisions of this Clause 10.2) exceeds €50,000,000.

10.2.3	Where the amount agreed or determined in respect of all claims referred to in Clause 10.2.1 or 10.2.2 exceeds the amount referred to in Clause 10.2.1 or 10.2.2,

respectively, the relevant Seller shall be liable for the aggregate amount of such claims as agreed and not just the excess.

10.3	Maximum Liability

10.3.1	The aggregate liability of EIL in respect of all breaches of this Agreement shall not exceed 100 per cent. of the BZ WBK Price provided that the aggregate liability of EIL in respect of all Relevant Claims shall not exceed 30 per cent. of the BZ WBK Price.

10.3.2	The aggregate liability of AIB Capital Markets in respect of all breaches of this Agreement shall not exceed the amount equal to 100 per cent. of the Asset Management Base Price provided that the aggregate liability of AIB Capital Markets in respect of all Relevant Claims shall not exceed 30 per cent. of the Asset Management Base Price.

10.4	Contingent Liabilities

No Seller shall be liable under this Agreement in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable. Nothing in this Clause 10.4 shall preclude the giving of notice of a claim in respect of a contingent liability within the time limit set out in Clause 10.1.

10.5	Losses

No Seller shall be liable under this Agreement in respect of any loss of profit, loss of revenue, loss of contract, loss of goodwill, loss of claim or any indirect or consequential losses.

10.6	Provisions

No Seller shall be liable under this Agreement in respect of any claim if and to the extent that specific provision or reserve is made in the Accounts for the matter giving rise to the claim.

10.7	Matters Arising Subsequent to this Agreement

No Seller shall be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

10.7.1	Agreed matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser;

10.7.2	Acts of the Purchaser

any act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title, done, committed or effected after Closing:

(i)	outside the ordinary course of business; or

(ii)	otherwise than pursuant to a legally binding commitment to which the Group is subject on or before Closing;

10.7.3	any Change in Legislation

10.7.4	Accounting and Taxation Policies

any change in accounting or Taxation policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing, except where such change is necessary to comply with any applicable legal requirements or binding accounting standards in force at Closing.

10.8	Insurance

No Seller shall be liable under this Agreement in respect of any claim to the extent that the Losses in respect of such claim have been recovered by the Purchaser or a member of the Purchaser’s Group under a policy of insurance. The Purchaser shall use all reasonable endeavours to seek to recover amounts under policies of insurance held by it or any member of the Purchaser’s Group.

10.9	Mitigation of Losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

10.10	Purchaser’s Right to Recover

10.10.1	Recovery for Actual Liabilities

No Seller shall be liable under this Agreement unless and until the liability in respect of which the claim is made has become due and payable.

10.10.2	Prior to Recovery from the Sellers etc.

If, before any of the Sellers pays an amount in discharge of any claim under this Agreement, the Purchaser or any Group Company recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, the amount of any such sums recovered (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery.

10.10.3	Following Recovery from the Sellers etc.

If any of the Sellers has paid an amount in discharge of any claim under this Agreement and the Purchaser or any Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, such Seller shall be subrogated to all rights that the Purchaser has or would otherwise have in respect of the claim against the third party or, if subrogation is not possible, the Purchaser shall procure that all steps are taken as such Seller may reasonably require to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to such Seller as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim or if less (ii) the amount previously paid by such Seller to the Purchaser less any Taxation attributable to it.

10.11	Double Claims

The Purchaser shall not be entitled to recover from any of the Sellers under this Agreement more than once in respect of the same Losses suffered.

10.12	Fraud

None of the limitations contained in this Clause 10 shall apply to any claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud, wilful misconduct, or wilful concealment by any Seller.

11	Claims

11.1	Notification of Potential Claims

Without prejudice to the obligations of the Purchaser under Clause 11.2, if the Purchaser becomes aware of any matter or circumstance that may give rise to a claim against any Seller under this Agreement (ignoring for these purposes the application of Clause 10.2), the Purchaser shall as soon as reasonably practicable give a notice in writing to the relevant Seller setting out such information as is available to the Purchaser as is reasonably necessary to enable the relevant Seller to assess the merits of the potential claim, to act to preserve evidence and to make such provision as the relevant Seller may consider necessary.

11.2	Notification of Claims under this Agreement

Notices of claims under this Agreement shall be given by the Purchaser to both Sellers within the time limits specified in Clause 10.1 and shall specify reasonable information of the legal and factual basis of the claim and a summary of the evidence on which the Purchaser relies and setting out the Purchaser’s reasonable estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

11.3	Commencement of Proceedings

Any claim notified pursuant to Clause 11.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six months after the notice is given pursuant to Clause 11.2 or, where Clause 10.4 applies, six months after the relevant contingent liability becomes an actual liability and is due and payable or, where Clause 10.10.2 applies, six months after the Purchaser has notified both Sellers that all reasonable steps have been taken to enforce recovery against the relevant third parties, such notification having been made promptly upon the Purchaser having taken all reasonable steps, unless at such time legal proceedings in respect of the relevant claim have been commenced by being both issued and served.

11.4	Investigation by the Sellers

In connection with any matter or circumstance that may give rise to a claim against any of the Sellers under this Agreement:

11.4.1	the Purchaser shall allow, and shall procure that the relevant Group Company allows, the relevant Seller and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

11.4.2	the Purchaser shall disclose to the relevant Seller all material of which the Purchaser is aware which relates to the claim and shall, and shall procure that any other relevant members of the Purchaser’s Group shall, give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as such Seller or its financial, accounting or legal advisers may reasonably request subject to such Seller agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

11.5	Conduct of Third Party Claims

Sellers’ Conduct of Third Party Claims:

If the matter or circumstance that may give rise to a claim against any of the Sellers under this Agreement is a result of or in connection with a claim by a third party (a “Third Party Claim”) then, without prejudice to the rights of the insurers of the Purchaser’s Group:

11.5.1	the Purchaser shall notify such Seller without delay of the initiation of the Third Party Claim;

11.5.2	such Seller will be requested to give notice to the Purchaser within 15 Business Days after the Purchaser’s notice is given to such Seller pursuant to Clause 11.5.1 above, of such Seller’s intention to pursue such Third Party Claim and to assume the defense and full control of such Third Party Claim with reputable counsel;

11.5.3	in the event that a Seller gives notice to the Purchaser pursuant to Clause 11.5.2 above, such Seller shall be obliged at its own expense to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim (including making counterclaims or other claims against third parties) in its own name or, as the case may be, in the name of and on behalf of the Purchaser or member of the Purchaser’s Group concerned and to have the conduct of any related proceedings, negotiations or appeals and shall notify the Purchaser of any progress in such proceeding;

11.5.4	if notice is given to a Seller pursuant to Clause 11.5.1 above of the commencement of any proceeding and such Seller does not, within 15 Business Days after the Purchaser’s notice is given to any Seller, give notice to the Purchaser of its election to assume the defense and full control of such proceeding, such Seller will be bound by any determination made in such proceeding effected by the Purchaser, provided that any compromise or settlement shall require such Seller’s prior written consent, the consent not to be unreasonably withheld or delayed.

11.5.5	if a Seller sends a notice to the Purchaser pursuant to Clause 11.5.2 the Purchaser shall and the Purchaser shall procure that any member of the Purchaser’s Group shall give, subject to their being paid all reasonable costs and expenses, all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the relevant Seller may reasonably request, including instructing such professional or legal advisers as such Seller may nominate to act;

11.5.6	neither the Purchaser nor any member of the Purchaser’s Group shall be required to take any action or refrain from taking any action pursuant to this Clause 11.5, if such action or omission may reasonably be considered to be unduly onerous or materially prejudicial to it or to its business.

12	Waivers and hold harmless

12.1	Each Seller agrees to (and agrees to procure that each member of the AIB Group shall) release and hold each Group Company harmless in respect of any and all claims (of whatever nature, whether arising under contract or statute or otherwise) that any member of the AIB Group may have against any of the directors, officers, board members or employees of BZ WBK or BZ WBK Asset Management arising in respect of the period prior to the Closing Date other than arising as a result of fraud, negligence, or wilful misconduct, or arising under any employment relationship between the AIB Group and such person.

12.2	AIB undertakes to the Purchaser, for itself and as trustee for its affiliates (including for the avoidance of doubt the members of the AIB Group), to release absolutely and with effect from Closing (or failing such release to indemnify on an after Tax basis) each of the Group Companies from and in respect of any and all guarantees, indemnities or other actual or contingent obligations of similar nature given or undertaken by any Group Company in relation to or arising out of any obligations or liabilities of AIB or any of their affiliates (but excluding for the avoidance of doubt the Group Companies) to any person other than a Group Company, if any, or to procure the same.

13	Restrictions on AIB

13.1	Restrictions

Subject to Clause 13.2, AIB undertakes with the Purchaser that no member of the AIB Group will in any Relevant Capacity in the Relevant Territory during the Restricted Period directly or indirectly:

13.1.1	carry on, be engaged in or be economically interested in any business which is of the same or similar type to the business of the Group as now carried on;

13.1.2	canvass or solicit the custom of any person, firm or company who has within two years prior to Closing been a customer of the Group in relation to any business which would involve a breach of Clause 13.1.1; or

13.1.3

induce or seek to induce any present Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the AIB Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 13 provided that no member of the AIB Group encourages or advises such agency to approach any Restricted Employee.

13.2	Exceptions

The restrictions in Clause 13.1 shall not operate to prohibit any member of the AIB Group from:

13.2.1	continuing to undertake the business activities undertaken by AIB PPM sp. z o.o. during the two years prior to this Agreement;

13.2.2	lending to existing clients of the AIB Group after Closing or participating in syndicated lending activity;

13.2.3	undertaking any activity that does not require the establishment of any Polish branch, the incorporation of any Polish subsidiary, nor any banking licence in Poland;

13.2.4	carrying on or being engaged in or being economically interested in any business which is of the same or similar type to the business carried on by the Group after such time as the Purchaser ceases to carry on or be engaged in or economically interested in a substantial part of the business carried on by the Group;

13.2.5	holding or being interested in up to 5 per cent. of the outstanding issued share capital of a company listed on any stock exchange;

13.2.6	fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement;

13.2.7	acquiring the whole or part of any business if the turnover attributable to the business to be acquired which would involve a breach of this Clause 13 in the most recent financial year is less than 10 per cent. of the total turnover of the group or business to be acquired.

13.3	Reasonableness of Restrictions

AIB agrees that the restrictions contained in this Clause are no greater than is reasonable and necessary for the protection of the interest of the Purchaser but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

13.4	Interpretation

The following terms shall have the following meanings respectively in this Clause 13:

13.4.1	“Relevant Capacity” means for its own account or for that of any person, firm or company (other than the Purchaser) or in any other manner and whether through the medium of any company controlled by it (for which purpose there shall be aggregated with its shareholding or ability to exercise control the shares held or control exercised by any person connected with AIB) or as principal, partner, director, employee, consultant or agent;

13.4.2	“Restricted Employee” means any person who is an employee of any Group Company on the Closing Date whose employee grade is 20 or higher but excluding the certain employees specified in the Disclosure Letter;

13.4.3	“Restricted Period” means two years commencing on Closing; and

13.4.4	“Relevant Territory” means Poland.

14	Confidentiality

14.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the AIB Group or the Purchaser’s Group without the prior written approval of AIB and the Purchaser, such approval not to be unreasonably withheld or delayed. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any stock exchange on which the shares of either Party (or its holding company) are listed but the Party with an obligation to make an announcement or issue a circular (or whose holding company has such an obligation) shall consult with the other Party (or shall procure that its holding company consults with the other Party) insofar as is reasonably practicable before complying with such an obligation.

14.2	Confidentiality

14.2.1	This Clause 14.2 shall be without prejudice to the confidentiality undertaking made under the Confidentiality Agreement, which shall remain binding and effective until Closing.

14.2.2	Subject to Clause 14.1 and Clause 14.2.3:

(i)	each Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(b)	the negotiations relating to this Agreement (and any such other agreements).

(ii)	each Seller shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group.

(iii)	the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the AIB Group including, prior to Closing, the Group Companies.

14.2.3	Clause 14.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any stock exchange on which the shares of any Party (or its holding company) are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the AIB Group or the Purchaser’s Group);

(ii)	the disclosure or use is required by any accounting standard, in accordance with which the published accounts of any Party are to be drawn up or the disclosure is made to a Taxation Authority in connection with the Tax affairs of the disclosing Party;

(iii)	the disclosure or use is required to vest the full benefit of this Agreement in any of the Sellers or the Purchaser;

(iv)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(v)	the disclosure is made to professional advisers or actual or potential financiers of any Party on a need to know basis and on terms that the disclosing Party will procure that such professional advisers or actual or potential financiers comply with the provisions of Clause 14.2.2 in respect of such information as if they were a party to this Agreement;

(vi)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vii)	the other Party has given prior written approval to the disclosure or use; or

(viii)	the information is independently developed after Closing;

provided that prior to disclosure or use of any information pursuant to Clause 14.2.3(i) or (ii), the Party concerned shall promptly and to the extent reasonably practicable notify the other Party of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

15	Other Provisions

15.1	Post-Closing obligations

15.1.1	The Purchaser will procure that ordinary shareholders meetings of the Group Companies are duly convened in accordance with Polish law and that at such meetings all members of the Group Companies’ management and supervisory boards who hold their positions on the Closing Date are discharged from liability for the performance of their duties in 2010 (Polish: absolutorium) save to the extent of any such member’s gross negligence, wilful misconduct or detrimental act committed by the end of 2010 is evidenced.

15.1.2	The Purchaser shall not and undertakes to procure that the members of the Purchaser’s Group including the Group Companies shall not make any claims in connection with this Agreement against any former members of the management or supervisory board of any of the Group Companies holding their posts when the Group Companies were controlled by any of the Sellers other than as specifically permitted under this Agreement or as a result of fraud committed by such a person.

15.2	AIB name

15.2.1	The Purchaser shall procure that, within four months after Closing:

(i)	each Group Company shall cease to use, and shall remove from all business materials (including letterheads, invoices, websites, stationery, advertising and marketing materials, uniforms, signs and vehicles), the marks “AIB” or any other trade or service name or mark, business name, logo or domain name registered in the name of, or owned by, any member of the AIB Group (including the AIB ark and dove logo) and any mark, name or logo which, in the reasonable opinion of any of the Sellers, is confusingly similar to any of them;

(ii)	the name of each of BZ WBK AIB Asset Management and TFI is changed so that it does not include a reference to AIB and the respective changes to the articles of association of BZ WBK AIB Asset Management and TFI are registered.

15.2.2	The Purchaser shall during the four month period following Closing:

(i)	procure that, whenever any business materials are provided by it or any of the Group Companies to any person, any references to the marks “AIB” or any other trade or service name or mark, business name, logo (including the AIB ark and dove logo) or domain name registered in the name of or owned by any member of the AIB Group, shall be concealed and/or include a reasonably prominent notice stating:

“[Group Company] was purchased by [insert name of Purchaser] in [month and year]. The [insert relevant AIB Trade Marks] are licensed by AIB p.l.c”.

(ii)	not and procure that the Group Companies do not do anything which is detrimental or prejudicial to the marks owned by any member of the AIB Group (including “AIB” and the AIB ark and dove logo) or to the reputation of the AIB Group except as necessary to protect the Purchaser’s rights under this Agreement.

15.2.3	If the Purchaser fails to comply with its obligations under Clauses 15.2.1 and 15.2.2, the Purchaser shall indemnify AIB against any and all claims, losses, damages, payments, costs, liabilities and expenses brought against or suffered or incurred by the AIB Group.

15.3	Insurance

15.3.1	The Purchaser acknowledges and agrees that from the Closing Date:

(i)	no Group Company shall have or be entitled to the benefit of any Seller Insurance Policy in respect of any event, act or omission that takes place after the Closing Date and it shall be the sole responsibility of the Purchaser to ensure that adequate insurances are put in place for the Group with effect from the Closing Date;

(ii)	AIB shall not be required to maintain any Seller Insurance Policy for the benefit of any Group Company; and

(iii)	no Group Company shall make or shall be entitled to make or notify a claim under any ‘claims made’ Seller Insurance Policy in respect of any event, act or omission that occurred prior to the Closing Date except in accordance with Clause 15.3.5 below.

15.3.2	AIB shall use reasonable endeavours after the Closing Date to recover all monies due from insurers in respect of any claim which has been made before the Closing Date by or on behalf of any Group Company under any Seller Insurance Policy and shall, to the extent that the Group has not already been indemnified prior to the Closing Date in respect of the Losses in respect of which the claim is made, pay any monies received in respect of such claim (after taking into account any deductible or excess and less any Taxation suffered on the proceeds and any reasonable out of pocket expenses suffered or incurred by AIB or any member of the AIB Group in connection with such claim) to the Purchaser or, at the Purchaser’s written direction, the relevant Group Company as soon as practicable after receipt by AIB.

15.3.3	With respect to any event, act or omission relating to any Group Company that occurred or existed prior to the Closing Date that is covered by an ‘occurrence-based’ Seller Insurance Policy, AIB shall, at the direction of the Purchaser or the relevant Group Company, make a claim under such insurance policy, provided that:

(i)	AIB shall not be obliged to make any such claim if and to the extent that such claim is covered by an insurance policy held by the Purchaser or a member of the Purchaser’s Group;

(ii)	the claim or any matter which may reasonably be expected to give rise to a claim is notified to AIB within the earlier of:

(a)	15 Business Days of the Purchaser becoming aware of the claim or such matter;

(b)	15 Business Days after the Closing Date;

(c)	where Closing takes place after 1 June 2011, 15 June 2012;

(iii)	the relevant Group Company shall be liable for any deductible or excess payable in respect of the claim.

15.3.4	In the event a Group Company notifies a claim pursuant to Clause 15.3.3, AIB shall, at the Purchaser’s cost, make all necessary notifications and claims under the relevant Seller Insurance Policy and the relevant Group Company shall be entitled to be paid any proceeds actually received under the Seller Insurance Policy (less any deductible or excess actually paid by AIB or any member of the AIB Group and less any Taxation suffered on the proceeds and any reasonable out of pocket expenses suffered or incurred by AIB or any member of the AIB Group) provided that:

(i)	AIB shall not be required, pursuant to any requests made by the Purchaser or any Group Company, (a) to undertake or threaten litigation, or (b) to incur any expenditure or liability without being put in funds by the Purchaser or such Group Company prior to incurring any such expenditure or liability;

(ii)	neither the Purchaser nor any Group Company shall be entitled to any proceeds received by the AIB Group under any Seller Insurance Policy except to the extent that such proceeds relate to a claim made pursuant to Clause 15.3.3 in respect of:

(a)	an event, act or omission connected with the carrying on of the business of the Group prior to the Closing Date;

(b)	Losses for which the relevant Group Company has not already been reimbursed, indemnified or otherwise compensated for whether under this Agreement or otherwise;

(iii)	the Purchaser shall provide (and shall procure that the relevant Group Company also provides) all assistance, information and co-operation reasonably requested by AIB or AIB’s representatives (including AIB’s insurers, appointed claims handlers or any lawyers instructed in relation to such claim); and

(iv)	the Purchaser shall or shall procure that the relevant Group Company shall pay or bear any deductible or excess element of any such claim.

15.3.5	With respect to any event, act or omission relating to any Group Company that occurred or existed prior to the Closing Date that are covered by any ‘claims made’ Seller Insurance Policy and in respect of which the insurer of such policy has agreed to an extended reporting period up to 21 days after the Closing, AIB shall, at the direction of the Purchaser or the relevant Group Company, make a claim under such insurance policy, provided that:

(i)	AIB shall not be obliged to make any such claim if and to the extent that such claim is covered by an insurance policy held by the Purchaser or member of the Purchaser Group;

(ii)	the claim is notified to AIB within three Business Days of the Purchaser becoming aware of the claim or any matter which could reasonably be expected to give rise to a claim and in any event within 14 days after the Closing Date; and

(iii)	the relevant Group Company shall be liable for any deductible or excess payable in respect of the claim.

15.4	Further Assurances

15.4.1	Each of the Parties shall from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Shares to the Purchaser and to give the other the full benefit of this Agreement.

15.4.2	The Purchaser shall, and shall procure that the relevant Group Companies shall, retain for a period of seven years from Closing the books, records and documents of the Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, to the extent not contrary to applicable law and regulations allow the AIB Group reasonable access to such books, records and documents, including the right to take copies, at the AIB Group’s expense, provided that AIB Group’s access to such documents is justified by compliance policies, regulations or public laws.

15.5	Whole Agreement

15.5.1	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

15.5.2	The Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it and that it has no right to terminate or rescind this Agreement save as expressly provided in this Agreement.

15.5.3	So far as is permitted by law and except in the case of fraud, each of the Parties agrees and acknowledges that its only right and remedy in relation to any warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.5.4	In Clauses 15.5.1 to 15.5.3, “this Agreement” includes the Disclosure Letter, the Confidentiality Agreement, the Transitional Services Agreement, and all documents entered into pursuant to this Agreement.

15.6	Reasonableness

Each of the Parties confirm they have received independent legal advice relating to all the matters provided for in this Agreement, including the terms of Clause 13 (Restrictions on AIB) and Clause 15.5 (Whole Agreement) and agrees that the provisions of this Agreement (including the Disclosure Letter and all documents entered into pursuant to this Agreement) are fair and reasonable.

15.7	Transfer Deed

To the extent that the provisions of the Transfer Deed are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

15.7.1	the provisions of this Agreement shall prevail; and

15.7.2	the Parties shall procure that the provisions of the Transfer Deed are adjusted to the extent necessary to give effect to the provisions of this Agreement.

15.8	No Assignment

15.8.1	Subject to Clause 15.8.2 below, neither the Sellers nor the Purchaser may without the prior written consent of all Parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

15.8.2	Subject to Clause 15.8.3, the Purchaser may, without the consent of the Sellers, assign to a subsidiary the benefit of the whole or any part of this Agreement, provided however that such assignment shall:

(i)	not be absolute but shall be expressed to have effect only for so long as the assignee remains a subsidiary of the Purchaser; and

(ii)	be conditional upon the Purchaser executing and delivering a deed of guarantee of such subsidiary’s obligations to the Sellers under this Agreement on the terms of the Deed of Guarantee, mutatis mutandis;

(iii)	not be permitted if, in the reasonable opinion of the Sellers, it would materially prejudice or delay the obtaining of the Antimonopoly Approval, the KNF BZ WBK Consent or any KNF Subsidiaries and Affiliates Consent or is contrary to applicable law or regulation.

15.8.3	If any assignment is made in accordance with Clause 15.8.2, the assignee shall not be entitled to benefit from any greater obligation, or to receive any greater amount, than that to which the Purchaser would have been entitled.

15.9 UK: Third Party Rights

15.9.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in this Clause 15.9.

15.9.2	A Group Company (whilst such Group Company remains in the Purchaser’s Group) may enforce and rely on Clause 13 to the same extent as if it were a party.

15.9.3	This Agreement may be terminated and any term may be amended or waived without the consent of the person named in Clause 15.9.2.

15.10	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Sellers and the Purchaser.

15.11	Method of Payment

Wherever in this Agreement provision is made for the payment by one Party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic transfer or other electronic means to be effected on or before the due date for payment.

15.12	Costs

15.12.1	Each Seller shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Shares.

15.12.2	The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the purchase of the Shares.

15.13	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall indemnify (on an after Tax basis) the relevant Seller or any other member of the AIB Group against any Losses suffered by the relevant Seller or member of the AIB

Group as a result of the Purchaser failing to comply with its obligations under this Clause 15.13.

15.14	Interest

If any of the Sellers or the Purchaser defaults in the payment when due of any sum payable under this Agreement (howsoever determined), its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 3 per cent. above 6-Month EURIBOR on the date when such payment is due. Such interest shall accrue from day to day.

15.15	Notices

15.15.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English;

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

15.15.2	A Notice to AIB shall be sent to the following address, or such other person or address as AIB may notify to the Purchaser from time to time:

Allied Irish Banks, p.l.c.

Bankcentre, Ballsbridge, Dublin 4, Ireland

Fax: 00 3531 668 9677

Attention: Bryan Sheridan, Group Law Agent

15.15.3	A Notice to EIL shall be sent to the following address, or such other person or address as EIL may notify to the Purchaser from time to time:

AIB European Investments Limited

Bankcentre, Ballsbridge, Dublin 4, Ireland

Fax: 00 3531 668 9677

Attention: Bryan Sheridan, Group Law Agent

15.15.4	A Notice to AIB Capital Markets shall be sent to the following address, or such other person or address as AIB Capital Markets may notify to the Purchaser from time to time:

AIB Capital Markets p.l.c.

Bankcentre, Ballsbridge, Dublin 4, Ireland

Fax: 00 3531 668 9677

Attention: Bryan Sheridan, Group Law Agent

15.15.5	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

Banco Santander S.A.

Ciudad Grupo Santander, Avenida de Cantabria s/n, Edificio Pereda planta 1a, 28660 Boadilla de Monte-Madrid, Spain

Fax: 00 34 91 257 1837

Attention: Jose Luis de Mora with a copy to Pablo Castilla

15.15.6	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier;

(ii)	at the time of transmission in legible form, if delivered by fax.

15.16	Invalidity

15.16.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

15.16.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 15.16.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 15.16.1, not be affected.

15.17	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Sellers and the Purchaser may enter into this Agreement by signing any such counterpart.

15.18	Governing Law and Submission to Jurisdiction

15.18.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents, shall be governed by and construed in accordance with English law.

15.18.2	Each of the Sellers and the Purchaser irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the Sellers and the Purchaser irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

15.19	Appointment of Process Agent

15.19.1	Each Seller hereby irrevocably appoints AIB of Bankcentre-Britain, Belmont Road, Uxbridge, Middlesex UB8 1SA as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Sellers.

15.19.2	Each Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

15.19.3	If such process agent ceases to be able to act as such or to have an address in England, each Seller irrevocably agrees to appoint a new process agent in England acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

15.19.4	A copy of documents served upon the process agent in accordance with Clause 15.19.1 above shall be forwarded to the Seller upon whom such documents are being served to the address specified in Clause 15.15. Service upon the process agent shall be deemed completed whether or not forwarded to or received by the Sellers.

15.19.5	The Purchaser hereby irrevocably appoints Banco Santander, London branch, 2 Triton Square, Regent’s Place, London NW1 3AN, Att. Middle office/ Mr. Inches as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

15.19.6	The Purchaser agrees to inform the Sellers in writing of any change of address of such process agent within 28 days of such change.

15.19.7	If such process agent ceases to be able to act as such or to have an address in England, the Purchaser irrevocably agrees to appoint a new process agent in England acceptable to the Sellers and to deliver to the Sellers within 14 days a copy of a written acceptance of appointment by the process agent.

15.19.8	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

This Agreement has been executed on the date stated at the beginning.

SIGNED by ALAM DOHERTY on behalf of Allied Irish Banks, p.l.c.:	}

SIGNED by ALAM DOHERTY on behalf of AIB European Investments Limited:	}

SIGNED by ALAM DOHERTY on behalf of AIB Capital Markets, p.l.c.:	}

SIGNED by PABLO CASTILLO on behalf of Banco Santander S.A.:	}

Schedule 1

Group Companies and BZ WBK Aviva Interests

1	Particulars of BZ WBK and BZ WBK AIB Asset Management

1.1	Particulars of BZ WBK

Name:	Bank Zachodni WBK S.A.
Registered Number:	KRS 0000008723

Registered Office:	Wrocław, 50-950, ul. Rynek 9/11

Date and place of incorporation:	8 October 1991, Warsaw

Issued share capital:	PLN 730,760,130

Shareholders and shares held:	AIB European Investments Limited – holding 51,413,790 shares of PLN 10 each; remaining shareholders – holding 21,662,223 shares of PLN 10 each

Management Board Members:	Mateusz Morawiecki (President) Paul Barry Andrzej Burliga Declan Flynn Justyn Konieczny Janusz Krawczyk Jacek Marcinowski Michael McCarthy Marcin Prell Mirosław Skiba Feliks Szyszkowiak

Supervisory Board Members	Aleksander Szwarc (Chairman) Gerry Byrne Waldemar Frąckowiak Aleksander Galos Maelíosa ÓhÓgartaigh John Power Jacek Ślotała

1.2	Particulars of BZ WBK AIB Asset Management

Name:	BZ WBK AIB Asset Management S.A.
Registered Number:	0000000920

Registered Office:	Poznań, 61-739, Plac Wolności 16,

Name:	BZ WBK AIB Asset Management S.A.
Date and place of incorporation:	2 April 1997, Poznań

Issued share capital:	PLN 13,500,000

Shareholders and shares held:	AIB Capital Markets p.l.c holding 67,500 shares of PLN 100 each Bank Zachodni WBK S.A. holding 67,500 shares of PLN 100 each

Management Board Members:	Krzysztof Grzegorek (President) Krzysztof Maciej Człapowski Michał Zimpel

Supervisory Board Members:	Mateusz Morawiecki (Chairman) Miroslaw Januszko Justyn Konieczny Christopher McManus Eamonn O’Dea Edmond O’Driscoll John Power Wanda Rogowska Anne Maher Piotr Portyga

2	Particulars of the Group Companies

2.1	Particulars of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.

Name:	BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.
Registered Number:	KRS 0000001132

Registered Office:	Poznań, 61-739, ul. Pl. Wolności 16

Date and place of incorporation:	27 October 1997, Poznań

Issued share capital:	PLN 13,202,000

Management Board Members:	Krzysztof Samotij (President) Krzysztof Człapowski

Supervisory Board Members:	Justyn Konieczny (Chairman) Wanda Rogowska Piotr Bodył Szymala

2.2	Particulars of Dom Maklerski BZ WBK S.A.

Name:	Dom Maklerski BZ WBK S.A.
Registered Number:	KRS 0000006408

Registered Office:	Poznań, 60-967, ul. Pl. Wolności 15

Date and place of incorporation:	23 July 1999, Poznań

Issued share capital:	PLN 45,073,400

Shareholders and shares held:	BZ WBK – holding 449,734 shares of DM BZ WBK i.e. 99,78 per cent. of shares of DM BZ WBK. Remaining shares are held by several individuals (mostly C, D and E series).

Management Board Members:	Mariusz Sadłocha (President) Jacek Idczak Filip Paszke Jolanta Matuszczak

Supervisory Board Members:	Mateusz Morawiecki Justyn Konieczny Jacek Marcinkowski Wanda Rogowska Christopher McManus Eamonn Crowley John Power

2.3	Particulars of BZWBK Finanse Sp. z o.o.

Name:	BZWBK Finanse Sp. z o.o.
Registered Number:	KRS 0000321386

Registered Office:	61-008 Poznań, ul. Chlebowa 48

Date and place of incorporation:	18 December 2008, Poznań

Issued share capital:	PLN 1,050,000 and is divided into 21,000 shares at the nominal value of PLN 50 each

Management Board Members:	Roman Maciejewski

Supervisory Board Members:	Piotr Szymala Anna Marek Pawel Prokopowicz

2.4	Particulars of BZWBK Faktor Sp. z o.o.

Name:	BZWBK Faktor Sp. z o.o.
Registered Number:	KRS 0000148117

Registered Office:	Warsaw 00-854, ul. Jana Pawła II 23

Name:	BZWBK Faktor Sp. z o.o.
Date and place of incorporation:	29 October 2002, Poznań

Issued share capital:	PLN 50,000

Management Board Members:	Maurice Tracey (President) Karol Ostrowski

Supervisory Board Members:	Michael McCarthy (Chairman) Declan Flynn Marek Roszczyk

2.5	Particulars of BZWBK Leasing S.A.

Name:	BZWBK Leasing S.A.
Registered Number:	KRS 0000026084

Registered Office:	Poznań 61-003, ul. Chlebowa 4/8

Date and place of incorporation:	26 September 1996, Warsaw

Issued share capital:	PLN 121,692,000 and is divided into 1,216,920 shares at the nominal value of PLN 100 each

Management Board Members:	Tomasz Jąder (President) Mariusz Włodarczyk

Supervisory Board Members:	Michael McCarthy (Chairman) Jan Łożyński Mirosław Skiba

2.6	Particulars of BZWBK Finanse & Leasing S.A.

Name:	BZWBK Finanse i Leasing S.A.
Registered Number:	KRS 0000008924

Registered Office:	61-003 Poznań, ul. Chlebowa 4/8

Date and place of incorporation:	3 July 1998, Poznań

Issued share capital:	PLN 50,500,000 and is divided into 505,000 shares at the nominal value of PLN 100 each

Management Board Members:	Wojciech Nowacki (President) Waldemar Kwiatkowski

Supervisory Board Members:	Declan James Flynn (Chairman) Roman Maciejewski Wanda Halina Rogowska

2.7	Particulars of BZWBK Inwestycje Sp. z o.o.

Name:	BZWBK Inwestycje Sp. z o.o.
Registered Number:	KRS 0000069070

Registered Office:	60-967 Poznań, ul. Plac. Wolności 15

Date and place of incorporation:	22 August 2001, Poznań

Issued share capital:	PLN 50,000 and is divided into 100 shares at the nominal value of PLN 500 each

Management Board Members:	Marcin Pędziński

Supervisory Board Members:	Mateusz Morawiecki (Chairman) Justyn Konieczny Wanda Rogowska

2.8	Particulars of BZWBK Nieruchomości S.A.

Name:	BZWBK Nieruchomości S.A.
Registered Number:	KRS 0000081788

Registered Office:	62-270 Kłecko, ul. Zakrzewo 15

Date and place of incorporation:	3 July 1998, Poznań

Issued share capital:	PLN 750,000 and is divided into 7,500 shares at the nominal value of PLN 100 each

Shareholders and shares held:	BZ WBK – holding 7,499 shares of BZ WBK Nieruchomości i.e. 99,99 per cent. of shares of BZ WBK Nieruchomości.

Management Board Members:	Henryk Pieniowski (President)

Supervisory Board Members:	Beata Kukawka Wanda Rogowska Beata Daszyńska

2.9	Particulars of BZWBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.

Name:	BZWBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.
Registered Number:	KRS 0000310719

Registered Office:	61-894 Poznań, ul. Plac Andersa 5

Date and place of incorporation:	3 March 2008, Poznań

Issued share capital:	PLN 27,000,000 and is divided into 27,000 shares at the nominal value of PLN 1,000 each

Name:	BZWBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.
Management Board Members:	Krzysztof Charchuła (President) Paweł Zawisza

Supervisory Board Members:	Mateusz Morawiecki (President) Maciej Jankowski Jacek Marcinkowski David Angulo

2.10	Particulars of BZWBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.

Name:	BZWBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.
Registered Number:	KRS 0000310692

Registered Office:	61-894 Poznań, ul. Plac Andersa 5

Date and place of incorporation:	3 March 2008

Issued share capital:	PLN 21,750,000 and is divided into 21,750 shares at the nominal value of PLN 1,000 each

Management Board Members:	Krzysztof Charchuła – (President) Paweł Zawisza

Supervisory Board Members:	Mateusz Morawiecki (President) Maciej Jankowski Jacek Marcinkowski David Angulo

Schedule 2

Closing Obligations

1	General Obligations

1.1	The Sellers’ Obligations

On Closing, the Seller specified shall take the following actions:

1.1.1	EIL shall take such steps as may reasonably be required by the Purchaser to procure the transfer of the BZ WBK Shares to the Purchaser in accordance with the rules of settlement of BZ WBK shares applied by the WSE and the NDS;

1.1.2	EIL shall deliver evidence of the fulfilment of the condition set out in Clause 4.1.4;

1.1.3	each Seller shall deliver evidence of notifications to the KNF of the intention to sell the Shares it is selling pursuant to this Agreement;

1.1.4	each Seller shall deliver evidence that such Seller and its representatives are authorised to execute this Agreement, the Transfer Deed, the Transitional Services Agreement and any other documents entered into pursuant to this Agreement;

1.1.5	AIB Capital Markets shall deliver the Transfer Deed duly executed by AIB Capital Markets in favour of the Purchaser, accompanied by the originals of the share certificates issued for the BZ WBK AIB Asset Management Shares;

1.1.6	EIL shall deliver the Transitional Services Agreement and the Termination Deed duly executed by AIB and BZ WBK; and

1.1.7	AIB Capital Markets shall deliver resolutions of the general meetings of TFI and BZ WBK AIB Asset Management, effective as of the Closing Date, approving a change of the business names of TFI and BZ WBK Asset Management, so that the business names no longer include ‘AIB’.

1.2	The Purchaser’s Obligations

1.2.1	Immediately prior to Closing the Purchaser shall or shall procure that the Broker takes such steps as may be required under applicable law and the rules of the WSE and NDS to allow Closing to take place on the date determined in accordance with Clause 7.2.

1.2.2	On Closing, the Purchaser shall:

(i)	pay or procure the payment by the Broker in cash to the Sellers the consideration for the Shares calculated in accordance with Clause 3;

(ii)	procure the transfer by the Broker of the BZ WBK Shares to the Purchaser;

(iii)	deliver (or procure the delivery of):

(a)	evidence of the due fulfilment of the conditions set out in Clauses 4.1.1, 4.1.2 and 4.1.3 for which the Purchaser is responsible;

(b)	evidence that the Purchaser and its representatives are authorised to execute this Agreement, the Transfer Deed, the Transitional Services Agreement, and any other documents entered into pursuant to this Agreement; and

(c)	the Transfer Deed duly executed by the Purchaser.

2	Further Obligations

2.1	Repayment of Intra Group Indebtedness

The relevant Party shall comply with its obligations under Clause 7.5.2.

2.2	Registrations

On Closing, the Purchaser shall notify the management of BZ WBK AIB Asset Management of the transfer of the BZ WBK AIB Asset Management Shares and cause the transfer to be s registered in the share register and filed for registration to the relevant court.

2.3	Contracts

EIL shall deliver at Closing duly executed novation agreements, transfers or assignments of the Contracts and Split Contracts in favour of BZ WBK the appropriate form of which shall be reasonably determined by EIL, together with the relevant Third Party Consents except that this paragraph shall not apply in relation to any Contract or Split Contract where the necessary Third Party Consent has not been obtained by Closing, in which case such contract shall be transferred in accordance with Schedule 8.

Schedule 3

Sellers’ Warranties given under Clause 9.1

Part (A) - AIB Capital Markets Warranties

1	Corporate Information

1.1	The BZ WBK AIB Asset Management Shares

1.1.1	AIB Capital Markets:

(i)	is the sole owner of the BZ WBK AIB Asset Management Shares; and

(ii)	has the right to exercise all voting and other rights over the BZ WBK AIB Asset Management Shares.

1.1.2	The BZ WBK AIB Asset Management Shares comprise 50 per cent. of the issued share capital of BZ WBK AIB Asset Management.

1.1.3	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of BZ WBK AIB Asset Management under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.1.4	There are no Encumbrances on the BZ WBK AIB Asset Management Shares.

1.1.5	All consents for the transfer of the BZ WBK AIB Asset Management Shares have been obtained or will be obtained by Closing.

1.1.6	The particulars of BZ WBK AIB Asset Management contained in Schedule 1 are true and accurate in all material respects.

1.1.7	As at the date 10 Business Days prior to the date of this Agreement no notice of commencement of litigation, arbitration or other proceedings in relation to title or ownership of the BZ WBK AIB Asset Management Shares has been served on AIB Capital Markets.

2	Authority and Capacity

2.1	AIB Capital Markets and BZ WBK AIB Asset Management are validly existing and each is a company duly incorporated, organised and registered under the law of its jurisdiction of incorporation, organisation or registration, as the case may be.

2.2	AIB Capital Markets has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.3	AIB Capital Markets has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

Part (B) - EIL Warranties

1	Corporate Information

1.1	The BZ WBK Shares and the Material Subsidiaries

1.1.1	EIL:

(i)	is the sole owner of the BZ WBK Shares, and

(ii)	has the right to exercise all voting and other rights over the BZ WBK Shares.

1.1.2	The BZ WBK Shares comprise 70.36 per cent. of the share capital of BZ WBK. The BZ WBK Shares have been properly and validly issued and are each fully paid.

1.1.3	BZ WBK:

(i)	is the sole owner of the BZWBK Finanse Shares, Dom Maklerski Shares, and BZ WBK AIB Asset Management Bank Shares, and

(ii)	has the right to exercise all voting and other rights over the BZWBK Finanse Shares, Dom Maklerski Shares, and BZ WBK AIB Asset Management Bank Shares.

1.1.4	The BZ WBK Material Subsidiaries Shares have been properly and validly issued and are each fully paid.

1.1.5	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of BZ WBK or any Material Subsidiary under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.1.6	There are no Encumbrances on the BZ WBK Shares or BZ WBK Material Subsidiaries Shares.

1.2	Constitutional documents, corporate registers and minute books

The constitutional documents of each Material Subsidiary in the Data Room are complete, true and accurate copies in all material respects.

2	Accounts

2.1	Accounts

So far as EIL is aware, the Accounts have been prepared:

2.1.1	in accordance with applicable law and with the accounting principles, standards and practices generally accepted at the Accounts Date in Poland; and

2.1.2	on a basis consistent with that adopted in preparing the audited accounts of BZ WBK for the previous two financial years.

2.2	True and Fair

So far as EIL is aware, to the extent required by applicable law or any principles, standards and practices referred to in paragraph 2.1, the Accounts: (i) give a true and fair view of (a) the consolidated financial position of BZ WBK and its subsidiaries the results of which are consolidated with those of BZ WBK as at the Accounts Date and (b) the consolidated profits and cashflows of BZ WBK and such subsidiaries for the financial period ended on that date; and (ii) contain proper provision in respect of Taxation.

3	Events since the Accounts Date

Since the Accounts Date BZ WBK and its Material Subsidiaries taken as a whole have operated their businesses in the ordinary and usual course in all material respects and so as to maintain them as a going concern.

4	Litigation

As at the date 10 Business Days prior to the date of this Agreement, there is no litigation, claim, legal action, proceeding, suit, arbitration or other dispute resolution process, commenced against, or known to, BZ WBK or any of its Material Subsidiaries in respect of a sum claimed in excess of € 7,500,000 in any individual case.

5	Insolvency

No Material Subsidiary is insolvent under the laws of its jurisdiction of incorporation or has proposed any arrangement with its creditors generally whether by court process or otherwise under which such creditors shall receive or be paid less than the amounts contractually or otherwise due to them.

6	Intra-Group Indebtedness

The amount of Intra-Group Indebtedness notified by AIB to the Purchaser pursuant to Clause 7.5.1 will on notification be accurate in all material respects.

7	Tax

7.1	So far as EIL is aware, no Material Subsidiary has within the past twelve months been subject to, nor is on the date 10 Business Days prior to the date of this Agreement currently subject to, any non-routine audit by any Tax Authority or to any dispute with any Tax Authority, which in any of the foregoing cases is material to the Group taken as a whole.

7.2	So far as EIL is aware, no Material Subsidiary is liable to pay any penalty, surcharge or fine, in each case in respect of any Tax which would be material to the Group taken as a whole.

7.3	So far as EIL is aware, each Material Subsidiary is in compliance in all respects so far as material to the Group taken as a whole with any relevant laws relating to Tax.

8	Licences and Consents

Each Material Subsidiary has obtained all material permits, authorizations and licenses required under banking or financial services legislation to carry on the business it carries on at the date of this Agreement and all such permits, authorizations and licenses are in full force and effect and as far as EIL is aware, there is no reason why any such permit, authorizations or licenses should be suspended, cancelled, revoked or not renewed (where capable of renewal) on similar terms (in all material respects).

9	Compliance with Laws

9.1	So far as EIL is aware, each Material Subsidiary complies in all respects so far as material to the Group taken as a whole with any relevant laws, including banking, securities, anti-trust, competition and insurance laws as well as with capital adequacy requirements and has not been informed by the KNF of any increase in capital requirements.

9.2	So far as EIL is aware, BZ WBK is in material compliance with the rules of the WSE (including current and periodical information reporting obligations).

9.3	So far as EIL is aware, no Material Subsidiary has received any written notice during the past 12 months from any court, tribunal, arbitration, government agency or regulatory body with respect to a violation of, or a failure to comply with, any relevant law or regulation or with respect to the initiation of any investigation, enquiry or disciplinary proceeding by any court, tribunal, arbitration, governmental agency or regulatory body in respect of any Material Subsidiary, which in each of the foregoing cases is material to the Group taken as a whole.

10	Sufficiency of assets

So far as EIL is aware, each Material Subsidiary owns, free of Encumbrances (other than any Encumbrance arising out of the ordinary course) or is entitled to use the assets which it uses for the operation of the business it operates on the date of this Agreement, in each case to the extent that such assets are material to the Group taken as a whole.

11	Change of control

So far as EIL is aware, the Data Room contains all agreements (or summaries of the relevant change of control provisions in such agreements) to which any Material Subsidiary is party, pursuant to which the Material Subsidiary’s counterparty has the right to terminate such agreement on the basis of change of control pursuant to the transaction contemplated by this Agreement where the exercise of such right would be materially adverse to the Group taken as a whole.

12	Contracts

12.1	So far as EIL is aware, the Data Room contains all agreements to which each Material Subsidiary is party, excluding customer agreements and other agreements entered into in the ordinary course, with a contractual value of Euro 5,000,000 or more, or the termination of which by the relevant Material Subsidiary would lead to a material (in the context of the Group taken as a whole) penalty or liquidated damages, or which is an equity joint venture agreement.

12.2	So far as EIL is aware, other than in respect of any breach which is not material to the Group taken as a whole, each Material Subsidiary is in compliance with its material obligations under the agreements in the Data Room (excluding customer contracts and other agreements entered into in the ordinary course) referred to in paragraph 12.1.

Schedule 4

Warranties given by the Purchaser pursuant to Clause 9.4

1	Authority and Capacity

1.1	Incorporation

The Purchaser is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

1.2	Authority to enter into Agreement

1.2.1	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.2.2	The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.3	Authorisation

The Purchaser has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

2	Financing

The Purchaser has and will have at the Closing Date the funds required for the payment of the consideration defined in Clause 3 available in cash and such funds are in compliance with the requirements set out in Article 25h of the Polish Banking Law.

Schedule 5

Permitted Leakage

(Clause 8)

1	Any matter undertaken by or on behalf of any Group Company at the written request or with the written agreement of the Purchaser.

2	Any payment made or agreed to be made by or on behalf of any Group Company pursuant to this Agreement.

3	Any payment made or agreed to be made in respect of arrangements or agreements in the ordinary and usual course of business.

4	Any payment made or agreed to be made in respect of arrangements or agreements between the AIB Group and any Group Company specified in the Transitional Service Agreement.

5	Transaction Costs not exceeding €300,000 excluding any third party advisors fees of the AIB Group and any irrecoverable VAT.

6	Payment by BZ WBK AIB Asset Management to AIB Capital Markets of a dividend of PLN 24,999,975 declared by the ordinary general meeting of BZ WBK AIB Asset Management on 30 June 2010 and payable from BZ WBK AIB Asset Management to AIB Capital Markets on 30 September 2010.

Schedule 6

Transfer Deed

Dated [    ] 2010

AIB Capital Markets p.l.c.

and

[    ]

SHARE TRANSFER AGREEMENT

relating to shares in BZ WBK AIB Asset Management S.A.

This Share Transfer Agreement (the “Agreement”) is made on [] by and between:

(1)	AIB Capital Markets p.l.c., a company incorporated in Ireland whose registered office is at Bankcentre, Ballsbridge, Dublin 4, Ireland (“AIB Capital Markets”) (the “Seller”), and

(2)	Banco Santander S.A., a company incorporated in Spain whose registered office is at Paseo de Pereda, 9-12, Santander, Spain (the “Purchaser”)

(each a “Party” and together the “Parties”).

Whereas:

(A)	The Seller, Allied Irish Banks, p.l.c, AIB European Investment Limited and the Purchaser have entered on [•] 2010 into a Share Purchase Agreement (the “Share Purchase Agreement”) relating to the sale of 67,500 shares of PLN 100 each (the “BZ WBK AIB Asset Management Shares”) in the capital of BZ WBK AIB Asset Management S.A. ( “BZ WBK AIB Asset Management”);

(B)	The Seller notified BZ WBK on the intended sale of BZ WBK AIB Asset Management Shares under the Share Purchase Agreement and BZ WBK declared it would not exercise its pre-emption right with regard to the BZ WBK AIB Asset Management Shares. Further the Seller and BZ WBK acting as the shareholders of BZ WBK AIB Asset Management agreed in writing that the BZ WBK AIB Asset Management Shares may be transferred without following the procedure under § 19 of the Articles of Association of BZ WBK AIB Asset Management.

(C)	The Seller and the Purchaser wish to transfer the BZ WBK AIB Asset Management Shares based on this Agreement.

It is agreed as follows:

1	Definitions

Unless otherwise stipulated in this Agreement, all capitalised terms shall have the meaning ascribed to them in the Share Purchase Agreement.

2	Sale and Purchase of the Shares

2.1	Subject to the terms and conditions of this Agreement, the Seller hereby sells the BZ WBK AIB Asset Management Shares to the Purchaser and the Purchaser hereby purchases from the Seller the BZ WBK AIB Asset Management Shares.

2.2	The BZ WBK AIB Asset Management Shares shall be sold and transferred together with all rights and benefits attached thereto, including the right to all dividends which might be allocated to the BZ WBK AIB Asset Management Shares.

2.3	The Purchaser hereby confirms the receipt of the originals of the share certificates of BZ WBK AIB Asset Management Shares.

2.4	On the date of this Agreement or as soon as practicable thereafter, the Purchaser shall notify BZ WBK AIB Asset Management about the transfer of the BZ WBK AIB Asset Management Shares in order for the transfer to be recorded in the share register and in the Polish National Court Register.

2.5	Within two weeks from the date of this Agreement, the Purchaser will notify BZ WBK AIB Asset Management of the existing relationship of dominance, pursuant to article 6 of the Polish Commercial Companies Code.

2.6	Within two weeks from the date of this Agreement, the Seller will notify BZ WBK AIB Asset Management of the transfer of BZ WBK AIB Asset Management Shares.

3	Purchase Price

The Purchase Price for the BZ WBK AIB Asset Management Shares amounts to [] EUR.

4	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchaser may enter into this Agreement by signing any such counterpart.

5	Governing Law and Submission to Jurisdiction

5.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents, shall be governed by and construed in accordance with Polish law.

5.2	Each of the Seller and the Purchaser irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the Seller and the Purchaser irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

6	Other provisions

6.1	In case of discrepancies between the provisions of this Agreement and the Share Purchase Agreement the provisions of the Share Purchase Agreement shall prevail.

6.2	The provisions of Clauses 15.9 to 15.15 of the Share Purchase Agreement shall apply to this Agreement.

In witness whereof this Agreement has been delivered on the date first stated above.

SIGNED by on behalf of AIB Capital Markets p.l.c.:

SIGNED by on behalf of [•]:

Schedule 7

Transitional Services Agreement

Schedule 8

Contracts and Third Party Consents (Schedule 2, Paragraph 2.3)

1	Obligation to obtain Third Party Consents

In relation to any Contract or Split Contract which is not assignable without a Third Party Consent and in relation to the TSA Third Party Consents, EIL shall use reasonable endeavours both before and after Closing to obtain all necessary Third Party Consents as soon as is reasonably practicable and shall keep the Purchaser and BZ WBK informed of progress in obtaining such Third Party Consents. EIL shall deliver to the Purchaser, on Closing or, if later, as soon as possible after receipt, any Third Party Consent and a transfer duly executed by the appropriate parties. AIB undertakes, for the period until the actual entry into force of the Transitional Services Agreement, to perform its obligations in accordance with and subject to the terms of clauses 3.1 and 3.2 of the Transitional Services Agreement in respect of the TSA Third Party Consents as if the Transitional Services Agreement were in force from the date of this Agreement.

2	Obligations until Third Party Consents are obtained/where Third Party Consents are refused

2.1	Subject to paragraph 2.2, the Purchaser shall procure, from Closing, that BZ WBK assumes, carries out, performs and discharges AIB’s obligations under the Contracts and, to the extent such obligations relate to BZ WBK or any Group Company, the Split Contracts and the Purchaser shall indemnify and keep indemnified AIB against any Liability incurred by it arising from the failure by BZ WBK to assume, carry out, perform or discharge such obligations and against any Losses which AIB may suffer by reason of it taking any reasonable action to avoid, resist or defend any Liability referred to in this paragraph.

2.2	In respect of any Contract and/or Split Contract, from Closing until the relevant Third Party Consent has been obtained as contemplated by paragraph 1 or where the Third Party Consent has been refused:

2.2.1	AIB shall hold the benefit of the Contract and/or the relevant parts of the Split Contracts on trust for BZ WBK to the extent it is lawfully or contractually able to do so or where it is not lawfully able to do so or not permitted under the applicable contractual provisions, AIB and the Purchaser shall make such other arrangements between themselves as the Purchaser may reasonably require to provide the benefits of the Contract and/or the relevant parts of the Split Contracts for BZ WBK, including the enforcement at the cost and for the account of the Purchaser of all rights of AIB against any other party thereto;

2.2.2	to the extent that BZ WBK is lawfully able to do so, the Purchaser shall procure that BZ WBK performs AIB’s obligations under the Contract and, in respect of the Split Contracts, such AIB’s obligations as relate to BZ WBK’s benefit under such Split Contracts, as agent or sub-contractor and the Purchaser shall indemnify AIB’s in respect thereof. To the extent that BZ WBK is not lawfully able to do so, AIB shall, (subject to being indemnified by the Purchaser for any Losses AIB may incur in connection therewith) do all such things as the Purchaser may reasonably require to enable due performance of the Contract and the Split Contracts and the Purchaser shall indemnify AIB in respect thereof.

3	Failure to Obtain Third Party Consents

3.1	If BZ WBK is not lawfully able to perform or procure the performance of any Contract and/or any Split Contract in accordance with paragraph 2.1 or to receive the benefit of any Contract and/or any Split Contract in accordance with paragraph 2.1 within 12 months of Closing:

3.1.1	AIB shall be entitled to procure the termination of the Contract and/or the relevant portion of the Split Contract and the obligations of the parties under this Agreement in relation to such Contract and/or the relevant portion of the Split Contract shall cease forthwith; and

3.1.2	references in this Agreement to the Contracts and Split Contracts (other than in this paragraph 3) shall be construed as excluding such Contract and/or Split Contract.

Schedule 9

Deed of Guarantee

This Deed of Guarantee is made as a deed on         September 2010 between:

(1)	Allied Irish Banks, p.l.c. a company incorporated in Ireland whose registered office is at Bankcentre, Ballsbridge, Dublin 4, Ireland (“AIB”); and

(2)	Banco Santander S.A. a company incorporated in Spain whose registered office is at Paseo de Pereda, 9-12, Santander, Spain (the “Purchaser”).

(each a “Party” and together the “Parties”)

1	Definitions

All the capitalised terms used in this Deed of Guarantee shall have the meanings ascribed to such terms in the agreement (the “Agreement”) dated 10 September 2010 between AIB European Investments Limited, AIB Capital Markets p.l.c, AIB and the Purchaser, in which AIB Capital Markets p.l.c and AIB European Investments Limited agreed to sell the BZ BWK Shares and the BZ WBK AIB Asset Management Shares (as defined in the Agreement) to the Purchaser.

2	AIB guarantee

2.1	AIB hereby irrevocably and unconditionally guarantees to the Purchaser the due and punctual performance and observance by AIB Capital Markets and AIB European Investments Limited of all their obligations and undertakings under the Agreement (the “Guaranteed Obligations”) and agrees to indemnify the Purchaser against all losses, liabilities, reasonable costs (including without limitation reasonable legal costs), charges, expenses, actions, proceedings, claims and demands which the Purchaser may suffer through or arising from any breach by AIB Capital Markets or AIB European Investments Limited of the Guaranteed Obligations to the extent of any limit on the liability of AIB Capital Markets in the Agreement and AIB European Investment Limited.

2.2	If AIB Capital Markets or AIB European Investments Limited defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations AIB shall upon the first demand immediately and unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by the Agreement.

This Deed of Guarantee has been executed as a deed on the date stated at the beginning.

SIGNED as a deed by ____________________________ on behalf of Allied Irish Banks, p.l.c.:	_______________________
SIGNED as a deed by ____________________________ on behalf of Banco Santander S.A.:	_______________________

Schedule 10

Form of Offer Document